UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

YuMe, Inc.

(Name of Subject Company)

YuMe, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B104

(CUSIP Number of Class of Securities)

Paul Porrini

YuMe, Inc.

1204 Middlefield Road

Redwood City, California 94063

(650) 591-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

James J. Masetti, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is YuMe, Inc., a Delaware corporation (“YuMe” or the “Company”). The address of the principal executive office of YuMe is 1204 Middlefield Road, Redwood City, California 94063, and its telephone number is (650) 591-9400.

(b) Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of YuMe (the “Shares,” each a “Share,” and the holders of such Shares, “Stockholders”). As of the close of business on January 2, 2018, the most recent practicable date, there were 35,056,618 Shares outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement

The name, business address and business telephone number of YuMe, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1(a)—Subject Company Information—Name and Address”.

(d) Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Redwood Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of RhythmOne plc, a public limited company incorporated and registered in England and Wales (“RhythmOne” or “Parent”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits and annexes attached thereto, as amended, the “Schedule TO”), filed by the Purchaser and RhythmOne with the Securities and Exchange Commission (the “SEC”) on January 4, 2018, pursuant to which the Purchaser has offered to acquire all of the issued and outstanding Shares.

The terms and conditions of the offer are set forth in RhythmOne’s prospectus/offer to exchange (the “Prospectus/Offer”), which is part of a Registration Statement on Form F-4, as amended (the “Form F-4”) that RhythmOne filed on December 22, 2017 with the SEC and which, together with the related letter of transmittal, constitute the “Offer.”

Each YuMe Stockholder that participates in the Offer will receive, for each Share validly tendered, consideration in the form of:

•	$1.70 in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”), and

•	0.7325 ordinary shares of RhythmOne (“RhythmOne Shares”), together with cash in lieu of any fractional shares of RhythmOne Shares, without interest and less any applicable withholding taxes (the “Share Consideration”, and together with the Cash Consideration, the “Transaction Consideration”)

On September 25, 2017, the RhythmOne shareholders approved a 10-for-1 share consolidation, pursuant to which every 10 RhythmOne Shares were consolidated into one RhythmOne Share. The Share Consideration listed above gives effect to this share consolidation.

The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of September 4, 2017 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among RhythmOne, the Purchaser, Redwood Merger

Sub II, Inc., a Delaware corporation and wholly owned subsidiary of RhythmOne (“Merger Sub Two”) and YuMe. A more complete description of the Merger Agreement is set forth in the Prospectus/Offer under the caption “The Merger Agreement” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Offer is the first step in RhythmOne’s plan to acquire control of, and ultimately all of the outstanding equity in, YuMe. As a second step in such plan, if the Offer is completed, pursuant to the terms and subject to the conditions of the Merger Agreement, as soon as practicable following the consummation of the Offer, RhythmOne intends to consummate a merger of Purchaser with and into YuMe (the “First Merger”), with YuMe surviving the First Merger as a wholly-owned subsidiary of RhythmOne (the “First Surviving Corporation”).

The purpose of the First Merger is for RhythmOne to acquire all Shares not acquired in the Offer. After the First Merger, the First Surviving Corporation will be a wholly owned subsidiary of RhythmOne and the former YuMe Stockholders will no longer have any direct ownership interest in the First Surviving Corporation. Because the First Merger will be governed by Section 251(h) of the Delaware General Corporate Law (the “DGCL”), no Stockholder vote will be required to consummate the First Merger.

At the effective time of the First Merger (the “Effective Time”), each YuMe share not acquired in the Offer (other than (i) Shares held in the treasury of YuMe and Shares owned by Purchaser, RhythmOne or any wholly-owned subsidiary of Parent or of YuMe and (ii) Shares held by YuMe Stockholders, if any, who have validly asserted appraisal rights under the DGCL) will be cancelled and will be converted into the right to receive the Transaction Consideration. As a result of the First Merger, the Shares will cease to be publicly traded and YuMe will become wholly owned by RhythmOne.

A copy of the appraisal rights provisions of the DGCL is attached as Annex B.

Immediately following the First Merger, RhythmOne intends to cause the First Surviving Corporation to merge with and into Merger Sub Two, with such Merger Sub Two surviving (the “Surviving Entity”) such second merger (the “Second Merger” and together with the First Merger, the “Mergers” and the Mergers together with the Offer, the “Transactions”). The purpose of the Second Merger is to create the possibility (but not the certainty) that Stockholders who tender their Shares in exchange For RhythmOne Shares pursuant to the Offer could qualify for U.S. tax-free treatment (in part). The Second Merger will be governed by Section 267 of the DGCL. The Offer and the Mergers, taken together, may qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Please read the discussion under the caption “Material U.S. Federal Income Tax Considerations” in the Prospectus/Offer. Immediately before the Second Merger, RhythmOne will be the sole owner of YuMe, and none of the former YuMe Stockholders will have any direct economic interest in, or approval or other rights with respect to, the Second Merger.

The Offer and withdrawal rights will expire at the time that is one minute following 11:59 P.M. Pacific time on February 1, 2018, unless the Offer is extended in accordance with U.S. tender offer rules and the terms set out in the Prospectus/Offer.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer. Copies of the Offer and form of letter of transmittal that are being mailed to the Stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of YuMe Stockholders. YuMe is not asking for a proxy and you are requested not to send YuMe a proxy. Any solicitation of proxies that RhythmOne or YuMe might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As set forth in the Schedule TO, the principal executive offices of the Purchaser and RhythmOne are located at 251 Kearny Street, 2nd Floor, San Francisco, California 94108, and the telephone number of their principal executive offices is (415) 655-1450.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on YuMe’s website at www.yume.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between YuMe or its affiliates, on the one hand, and (i) any of its or their respective executive officers, directors or affiliates or (ii) RhythmOne, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

(d)(1) Arrangements between YuMe and YuMe Directors and Executive Officers

In considering the recommendation of the YuMe board of directors (the “YuMe board of directors”, the “YuMe Directors” or the “Board”) to tender the Shares in the Offer, Stockholders should be aware that YuMe’s Directors and executive officers have agreements, arrangements or understandings that may provide them with interests that may differ from, or be in addition to, those of Stockholders generally. The YuMe board of directors was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

The following is a discussion of material agreements, arrangements or understandings affecting YuMe’s Directors and executive officers, and any actual or potential conflicts of interest between YuMe or its affiliates, on the one hand, and its or their executive officers, directors and affiliates, on the other hand. The following summaries are qualified in their entirety by reference to the Merger Agreement, YuMe’s Executive Severance Plan (the “Severance Plan”), YuMe’s 2013 Equity Incentive Plan and YuMe’s 2004 Stock Plan (collectively, the “YuMe Stock Plans”), the YuMe restated certificate of incorporation, the amended and restated YuMe bylaws, the YuMe ESPP (as defined below) and the form of indemnity agreement of YuMe, each of which is filed as an exhibit and incorporated by reference herein.

The YuMe Directors are Eric Singer, Stephen Domenik, Mitchell Habib, Brian Kelley, Adriel Lares, John Mutch, Elias Nader and Chris Paisley.

YuMe’s executive officers are:

Name	Position(s)
Paul Porrini	President and Chief Executive Officer
Ayyappan Sankaran	Chief Technology Officer
Michael Hudes	Executive Vice President, Chief Revenue Officer
Tony Carvalho	Chief Financial Officer

Treatment of YuMe Equity Awards

Certain YuMe Directors and executive officers hold one or more of the following equity-based awards: options to purchase Shares which are granted, and, immediately before the Effective Time are not exercised, expired or terminated (a “YuMe Option” or “YuMe Options”) and restricted stock units with respect to Shares (a “YuMe RSU” or “YuMe RSUs”), which equity-based awards will be treated as follows in connection with the Transactions:

YuMe Options

As of January 2, 2018, YuMe’s directors and executive officers collectively held 1,403,458 YuMe Options granted under the YuMe Stock Plans.

Pursuant to the Merger Agreement, each YuMe Option that has a per share exercise price that is less than Transaction Consideration Value (as defined below) (each, an “In-the-Money YuMe Option”), to the extent vested and outstanding as of the Effective Time, will be “net exercised” and each of the resulting Shares will be cancelled at the Effective Time in exchange for the Transaction Consideration. The number of Shares resulting from this automatic “net exercise” will be calculated as the aggregate number of vested Shares underlying such YuMe Option award minus the quotient obtained by dividing (a) the sum of the aggregate exercise price to purchase the vested Shares subject to that YuMe Option award plus the tax withholdings applicable to the exercise of such award, by (b) the Transaction Consideration Value. The “Transaction Consideration Value” will be calculated as the sum of (x) the Cash Consideration plus (y) the product of the (i) Share Consideration multiplied by (ii) the volume-weighted average trading price (rounded to the nearest one ten-thousandth) of RhythmOne Shares listed for trading on the London Stock Exchange plc’s AIM market (“AIM”) over the five (5) consecutive trading days ending on the last trading day prior to the Effective Time as converted from sterling pounds to U.S. dollars using the exchange ratio quoted by Bloomberg at approximately 10:30am Pacific Time on the last trading day prior to the Effective Time.

Pursuant to the Merger Agreement, In-the-Money YuMe Options that are unvested and outstanding as of immediately prior to the Effective Time, to the extent held by a continuing service provider, will be converted into options to purchase RhythmOne Shares (after such conversion, a “Converted RhythmOne Option”) generally having the same terms and conditions as applied prior to the Mergers, except for an adjusted share count and adjusted per-share exercise price. The number of RhythmOne Shares subject to each such Converted RhythmOne Option will be equal to the number of Shares subject to the award immediately prior to the Effective Time multiplied by the Equity Award Conversion Ratio (as defined below), rounded down to the nearest whole share. The per share exercise price of each such Converted RhythmOne Option will be equal to the award’s exercise price per Share immediately prior to the Effective Time divided by the Equity Award Conversion Ratio, rounded up to the nearest whole cent. The “Equity Award Conversion Ratio” will be calculated as the quotient of (x) the Transaction Consideration Value (as defined above) divided by (y) the volume-weighted average trading price (rounded to the nearest one ten-thousandth) of RhythmOne Shares on AIM over the five (5) consecutive trading days ending on the last trading day prior to the Effective Time, as converted from sterling pounds to U.S. dollars using the exchange ratio quoted by Bloomberg at approximately 10:30am Pacific Time on the last trading day prior to the Effective Time. Each YuMe Option that is not an In-the-Money YuMe Option and each unvested YuMe Option not held by a continuing service provider will be cancelled at the Effective Time for no consideration in exchange.

The table below sets forth (i) the number of Shares subject to vested In-the-Money YuMe Options held, or beneficially held, by YuMe’s directors and executive officers as of January 2, 2018 as well as any other In-the-Money YuMe Options expected to “single-trigger” vest in connection with the Transactions, (ii) the estimated amount of Transaction Consideration payable in respect of the “net exercised” Shares resulting from those vested In-the-Money YuMe Options (rounded to the nearest dollar), (iii) the number of unvested In-the-Money YuMe Options held, or beneficially held, by YuMe’s directors and executive officers as of

January 2, 2018, except for any such unvested YuMe Options expected to “single-trigger” vest in connection with the Transactions, and (iv) the estimated number of Converted RhythmOne Options to be exchanged in respect of such unvested In-the-Money YuMe Options. Not included in the table below are the following YuMe Options which are not expected to be In-the-Money YuMe Options and, therefore, are expected to be cancelled at the Effective Time for no consideration: 47,500 options held by Mr. Lares, 78,333 options held by Mr. Paisley, 78,738 options held by Mr. Habib, 273,333 options held by Mr. Porrini, 306,976 options held by Mr. Sankaran, 296,916 options held by Mr. Hudes and 107,904 options held by Mr. Carvalho. The actual amount of Transaction Consideration and Converted RhythmOne Options to be received by each YuMe director and executive officer will depend on the number of outstanding YuMe Options held, or beneficially held, by the director or executive officer as of the Effective Time, and may differ from the amounts in the table below. The estimates set forth in the table below do not reflect reduction for any tax withholding that may be due on such amounts.

	Vested In-the-Money YuMe Options(1)		Unvested In-the-Money YuMe Options(1)
Name	Vested-In- the-Money YuMe Options(#)(2)	Transaction Consideration for Vested In-the-Money YuMe Options ($)(3)	Unvested In-the-Money YuMe Options (#)	Weighted Average Exercise Price of Unvested In-the-Money YuMe Options($)	Converted RhythmOne Options from Unvested In-the-Money YuMe Options (#)
NON-EMPLOYEE DIRECTORS
Adriel Lares	—		—	—	—
Brian Kelley	—		—	—	—
Chris Paisley	—		—	—	—
Elias Nader	—		—	—	—
Eric Singer	—		—	—	—
John Mutch	—		—	—	—
Mitchell Habib	—	$—	—	—	—
Stephen Domenik	45,056	$13,967	—	—	—

EXECUTIVE OFFICERS
Paul Porrini	—	$—	—	—	—
Ayyappan Sankaran	168,702	$657,938	—	—	—
Michael Hudes	—	—	—	—	—
Tony Carvalho	—	$—	—	$—	—

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	213,758	$671,905	—	$—	—

(1)	For purposes of identifying In-the-Money YuMe Options, the Transaction Consideration Value was assumed to be the sum of $1.70 plus $2.80, the latter of which is the product of the Share Consideration multiplied by $3.82, which is the closing price per RhythmOne Share on January 2, 2018, the most recent practicable date.
(2)	The number of directors’ awards that are vested reflects 100% single-trigger acceleration of all then-unvested awards which will occur in connection with the Transactions, as described below under the heading “ —Change in Control Agreements under the YuMe Stock Plans”.
(3)	Calculated as the sum (rounded to the nearest dollar) of the estimated “spread” value of each of the director’s or executive officer’s option awards, with the spread value equal to the product of (x) the number of vested YuMe In-the-Money Options subject to the applicable option award multiplied by (y) the excess of the Transaction Consideration Value minus the per-share option exercise price of the applicable option award. For this purpose, the Transaction Consideration Value was estimated using the same parameters described in footnote 1 to this table.

YuMe RSUs

As of January 2, 2018, YuMe’s directors and executive officers collectively held 607,136 YuMe RSUs granted under the YuMe Stock Plans.

Pursuant to the Merger Agreement, each YuMe RSU that is vested and outstanding as of the Effective Time (including YuMe RSUs that vest in connection with the Transactions) will be settled in a Share. Each of the Shares resulting from such settlement will be cancelled at the Effective Time in exchange for the Transaction Consideration, with any applicable tax withholdings from the settlement of the YuMe RSUs to be deducted from the Share Consideration portion of the Transaction Consideration.

Pursuant to the Merger Agreement, YuMe RSUs that are unvested and outstanding as of the Effective Time, to the extent held by a continuing service provider, will be converted into RSUs with respect to RhythmOne Shares (after such conversion, a “Converted RhythmOne RSU”) generally having the same terms and conditions as applied prior to the Mergers, except for an adjusted share count. The number of RhythmOne Shares subject to each such Converted RhythmOne RSU will be equal to the number of Shares subject to the award immediately prior to the Effective Time multiplied by the Equity Award Conversion Ratio (as defined above), rounded down to the nearest whole share. Except as described below under the heading “ —Executive Severance Plan”, each unvested YuMe RSU not held by a continuing service provider will be cancelled at the Effective Time for no consideration in exchange.

The table below sets forth (i) the number of vested YuMe RSUs held, or beneficially held, by YuMe’s directors and executive officers as of January 2, 2018 as well as any YuMe RSUs expected to “single-trigger” vest in connection with the Transactions, (ii) the estimated amount of Transaction Consideration payable in respect of Shares resulting from those vested YuMe RSUs, rounded the nearest dollar, (iii) the number of unvested YuMe RSUs held, or beneficially held, by YuMe’s directors and executive officers as of January 2, 2018, except for any such unvested YuMe RSUs expected to “single-trigger” vest in connection with the Transactions, and (iv) the estimated number of Converted RhythmOne RSUs to be exchanged in respect of such Unvested YuMe RSUs. The actual amount of Transaction Consideration and Converted RhythmOne RSUs to be received by each YuMe director and executive officer will depend on the number of outstanding YuMe RSUs held, or beneficially held, by the director or executive officer as of the Effective Time, and may differ from the amounts in the table below. The estimates set forth in the table below do not reflect reduction for any tax withholding that may be due on such amounts.

	Vested YuMe RSUs		Unvested YuMe RSUs
Name	Vested YuMe RSUs (#)(1)	Transaction Consideration for Vested YuMe RSUs ($)(2)	Unvested YuMe RSUs (#)	Converted RhythmOne RSUs from Unvested YuMe RSUs(#)(3)
NON-EMPLOYEE DIRECTORS
Adriel Lares	—	—	—	—
Brian Kelley	20,883	$93,974	—	—
Chris Paisley	—	—	—	—
Elias Nader	30,946	139,257	—	—
Eric Singer	30,946	139,257	—	—
John Mutch	20,883	93,974	—	—
Mitchell Habib	—	—	—	—
Stephen Domenik	—	—	—	—

EXECUTIVE OFFICERS
Paul Porrini	—	—	193,874	228,311
Ayyappan Sankaran	—	—	116,399	137,074
Michael Hudes	—	—	72,846	85,785
Tony Carvalho	—	—	120,359	140,811

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	103,658	$466,462	503,478	591,981

(1)	The number of directors’ awards that are vested reflects 100% single-trigger acceleration of all then-unvested awards which will occur in connection with the Transactions, as described below under the heading “ —Change in Control Agreements under the YuMe Stock Plans”.
(2)	Calculated as the product of (x) the sum of the director or executive officer’s vested YuMe RSUs multiplied by (y) the Transaction Consideration Value. For this purpose, the Transaction Consideration Value was assumed to be the sum of $1.70 plus $2.80, the latter of which is the product of the Stock Consideration multiplied by $3.82, which is the closing price per RhythmOne Share on January 2, 2018.
(3)	For purposes of calculating the Equity Award Conversion Ratio, the Transaction Consideration Value was estimated using the same parameters described in footnote 1 to this table and the per RhythmOne Share value was assumed to be $3.82, which is the closing price per RhythmOne Share on January 2, 2018.

Consideration for Shares Tendered Pursuant to the Offer

YuMe’s directors and executive officers that tender their Shares into the Offer will receive the same Transaction Consideration for each Share tendered, on the same terms and conditions, as the other Stockholders.

The following table sets forth, as at January 2, 2018, beneficial ownership of Shares by each YuMe director and executive officer and the total cash value each such person would receive if he or she tendered all such Shares in the Offer, assuming a price per RhythmOne Share of $3.82, which is the closing price per Share on January 2, 2018, the most recent practicable date.

As at January 2, 2018, there were 35,056,618 Shares outstanding, and YuMe’s directors and executive officers beneficially owned, in the aggregate, 6,987,874 Shares, excluding for this purpose any Shares subject to YuMe Options or YuMe RSUs, which are separately summarized above. If YuMe’s directors and executive officers were to tender all such Shares pursuant to the Offer, and all such Shares were accepted for exchange, they would receive an aggregate of approximately $31,445,457.

The table below sets forth the number of Shares held, or beneficially held, by YuMe’s directors and executive officers (and their affiliates) as of January 2, 2018 and the estimated amount of Cash Consideration (rounded to the nearest dollar), estimated amount of Share Consideration (rounded down to the nearest share) and estimated overall Transaction Consideration they would receive for those Shares in the Offer based on the assumptions set forth below.

Name	Issued and Outstanding Shares Owned (#)	Cash Consideration for Shares Pursuant to the Offer ($)	Share Consideration for Shares Pursuant to the Offer (#)	Transaction Consideration for Shares Pursuant to the Offer($)(1)
NON-EMPLOYEE DIRECTORS
Adriel Lares	52,469	$89,197	38,433	$236,112
Brian Kelley	—	—	—	—
Chris Paisley	96,469	163,997	70,663	434,112
Elias Nader	15,473	26,304	11,333	69,632
Eric Singer(2)	5,508,069	9,363,717	4,034,659	24,786,316
John Mutch	—	—	—	—
Mitchell Habib	35,803	60,865	26,225	161,116
Stephen Domenik	—	—	—	—

EXECUTIVE OFFICERS
Paul Porrini	140,045	238,077	102,582	630,207
Ayyappan Sankaran	985,919	1,676,062	722,185	4,436,638
Michael Hudes	27,965	47,541	20,484	125,844
Tony Carvalho	125,662	213,625	92,047	565,480

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	6,987,874	$11,879,385	5,118,611	$31,445,457

(1)	Calculated based on the sum of (i) the Cash Consideration (rounded to the nearest dollar), (ii) the cash to be received in lieu of fractional RhythmOne Shares (rounded to the nearest dollar), and (iii) the aggregate dollar value of the Share Consideration to be received for Shares, with the value of fractional RhythmOne Shares and the Share Consideration based on an assumed price per RhythmOne Share of $3.82, which is the closing price per RhythmOne Share on January 2, 2018.
(2)	Includes 5,492,596 shares directly held by funds affiliated with VIEX Capital Advisors LLC that may be considered indirectly beneficially owned by Mr. Singer, the managing member of such funds.

Executive Severance Plan

Under the Severance Plan, participating YuMe employees are eligible for certain severance benefits in the event they experience an involuntary termination of employment without cause (as defined in the plan), a termination by reason of death or disability or a “change-in-control termination,” which is an involuntary termination without cause or a voluntary resignation for good reason (each as defined in the plan) in either case occurring within three (3) months prior to or twelve (12) months following a change in control of YuMe. The consummation of the Transactions will constitute a change in control for purposes of the Severance Plan. Each of YuMe’s executive officers participates in the Severance Plan.

Under the Severance Plan, if YuMe’s Chief Executive Officer, currently Mr. Porrini, or YuMe’s co-founder executive officer, Mr. Sankaran (“Founder”), is terminated for any reason other than cause, death or disability, other than in a change-in-control termination, then he would be entitled to receive severance benefits of an amount equal to (i) 100% of his then-current annual base salary and (ii) an estimate of the aggregate monthly benefits premium to continue his health insurance coverage under COBRA for twelve (12) months. In addition, 25% of the shares underlying all unvested YuMe Options and YuMe RSUs held by the Chief Executive Officer or Founder immediately prior to such termination will become vested and, to the extent applicable, exercisable for a period of one (1) year after the date of termination. If the Chief Executive Officer or Founder experienced a change-in-control termination, he would be entitled to receive (i) 150% of his then-current annual base salary and (ii) an estimate of the aggregate monthly benefits premium to continue his health insurance coverage under COBRA for twelve (12) months. In addition, 100% of the shares underlying all unvested all YuMe Options and YuMe RSUs held by each of the Chief Executive Officer or Founder immediately prior to such termination will become vested and, and, to the extent applicable, exercisable for a period of one (1) year after the date of termination. If either the Chief Executive Officer or Founder is terminated for death or disability, 25% of the shares underlying all unvested equity awards held by such person immediately prior to such termination will become vested and exercisable for a period of one (1) year after the date of termination.

Under the Severance Plan, if any YuMe executive officer other than the Chief Executive Officer or Founder, currently Messrs. Carvalho and Hudes, (“Other Executive Officer”) is terminated other than for cause, death or disability, other than in a change-in-control termination, that officer would be entitled to receive (i) 50% of his then-current annual base salary, and (ii) an estimate of the aggregate monthly benefits premium to continue his health insurance coverage under COBRA for twelve (12) months. If an Other Executive Officer experienced a change-in-control termination, that officer would be entitled to receive (i) 100% of his or her then-current annual base salary, and (ii) an estimate of the aggregate monthly benefits premium to continue his health insurance coverage under COBRA for twelve (12) months. In addition, if the Other Executive Officer has been employed by YuMe for at least one (1) year (each of Messrs. Carvalho and Hudes have been employed at YuMe for at least this period), 100% of the shares underlying all YuMe Options and YuMe RSUs held by that officer immediately prior to such termination will become vested and, to the extent applicable, exercisable for a period of one year after the date of termination. If the Other Executive Officer has been employed by YuMe for less than one year, 25% of the shares underlying all unvested YuMe Options and YuMe RSUs held by that officer immediately prior to such termination will become vested and, to the extent applicable, exercisable for a period of one (1) year after the date of termination. If any Other Executive Officer is terminated for death or disability, 25% of the shares underlying all unvested YuMe Options and YuMe RSUs held by that officer immediately prior to such termination will become vested and, to the extent applicable, exercisable for a period of one (1) year after the date of termination.

Participants in the Severance Plan are not entitled to any tax “gross up” in respect of excise taxes, if any, that might arise under the “golden parachute” sections of the federal income tax law (Sections 280G and 4999 of the Code), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

The table below sets forth the estimated salary severance (12 months for Messrs. Hudes and Carvalho and 18 months for Messrs. Porrini and Sankaran), COBRA health insurance premium severance (12 months for each), unvested In-the-Money YuMe Option acceleration value (100% acceleration for each) and unvested YuMe RSU acceleration value (100% acceleration for each) payable to the executive officers under the Severance Plan, assuming that the Effective Time occurred on January 2, 2018 and each executive officer experienced a change-in-control termination immediately after consummation of the Transactions. It is anticipated at this time that a position will not be identified at RhythmOne for Mr. Porrini and he will experience a change-in-control termination. A change-in-control termination might also occur in respect of others of the YuMe executive officers. The amounts set forth in the table below do not reflect reduction for any tax withholding that may be due on such amounts.

Name	Salary Severance ($)	Health Coverage Severance ($)(1)	Acceleration of YuMe Options ($)(2)	Acceleration of YuMe RSUs ($)(3)	Total ($)
Paul Porrini	$675,000	$25,210	$—	$872,428	$1,572,638
Ayyappan Sankaran	$510,000	$25,210	$—	$523,791	$1,059,001
Michael Hudes	$340,000	$15,515	$—	$322,804	$683,319
Tony Carvalho	$315,400	$17,659	$—	$538,071	$871,130

(1)	Represents the product of the monthly cost of the COBRA health plan premiums of the listed individual’s medical, dental, and vision benefits as of December 31, 2017 multiplied by the maximum, twelve-month period of health benefits continuation available to such individual in connection with a change-in-control termination.
(2)	Represents the difference between (i) the product of the number of Converted RhythmOne Options identified in the table included under the heading “ —Treatment of YuMe Equity Awards—YuMe Options” multiplied by the assumed per RhythmOne Share value of $3.82, which is the closing price per RhythmOne Share on January 2, 2018, minus (ii) aggregate exercise price applicable to such Converted RhythmOne Options.
(3)	Represents the product of the number of Converted RhythmOne RSUs identified in the table included under the heading “ —Treatment of YuMe Equity Awards—YuMe RSUs” multiplied by the assumed per RhythmOne Share value of $3.82, which is the closing price per RhythmOne Share on January 2, 2018.

Change in Control Agreements under the YuMe Stock Plans

In November 2016, a performance award was granted to Mr. Porrini pursuant to YuMe’s 2013 Equity Incentive Plan pursuant to which a cash payment of up to $150,000 is outstanding and eligible to be paid in November 2018, subject to achievement of certain strategic goals. By this award’s terms, any outstanding tranche of this award will be accelerated and paid in full upon a change in control of YuMe, including pursuant to the Transactions contemplated by the Merger Agreement.

In January 2017, a performance award was granted to each of Mr. Sankaran and Mr. Hudes pursuant to YuMe’s 2013 Equity Incentive Plan that provides for a target cash payment of $50,000 and $100,000, respectively, to be paid in 2018 subject to achievement of certain strategic goals. By these awards’ terms, any outstanding tranche of these awards will be accelerated and paid in full upon a change in control of YuMe, including pursuant to the Transactions contemplated by the Merger Agreement.

All YuMe Options and YuMe RSUs held by YuMe’s non-employee directors under YuMe’s 2013 Equity Incentive Plan, to the extent then-unvested, shall become 100% vested prior to the consummation of a “corporate transaction” (as defined in the plan), including pursuant to the Transactions contemplated by the Merger Agreement.

Indemnification

In addition to the indemnification provided for in the amended and restated bylaws and restated certificate of incorporation of YuMe, YuMe has entered into indemnity agreements with each of its directors and executive officers on the company’s standard form, as well as with Viex Capital Advisors LLC and their affiliates (“Viex”), an affiliate of Mr. Singer. YuMe believes these agreements are necessary to attract and retain qualified persons to act on its behalf. These agreements, among other things, require YuMe to indemnify its executive officers, directors and affiliates for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by an indemnified party in any action or proceeding arising out of their services to YuMe. For Viex, this indemnification extends to situations where Viex is threatened to be or is made a party to a proceeding which relates to Viex’s affiliation with Mr. Singer, alleged false or misleading statements made by YuMe, or alleged inappropriate influence or control by Viex over the Company or its affiliates.

Section 16 Matters

Pursuant to the Merger Agreement, YuMe will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the Compensation Committee of the Board will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by YuMe or any YuMe subsidiary with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(d)(2) Arrangements between RhythmOne (and the Purchaser) and YuMe and YuMe Affiliates

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (e)(1) and is incorporated herein by reference, governs the contractual rights among RhythmOne, Purchaser and YuMe in relation to the Transactions. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about RhythmOne, Purchaser or YuMe in YuMe’s public reports filed with the SEC.

The summary of the material provisions of the Merger Agreement contained in the Prospectus/Offer in the section titled “The Merger Agreement” and the description of the conditions of the Offer contained in the section titled “The Merger Agreement—Conditions to the Offer” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

In particular, the Merger Agreement and the summary of terms set forth in the Offer and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to RhythmOne, Purchaser or YuMe. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which RhythmOne or Purchaser may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to Stockholders and qualifications with respect to information set forth in confidential schedules. Accordingly, Stockholders and other interested parties should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Tender and Support Agreements

On September 4, 2017, in connection with the Merger Agreement, each of VIEX, AVI Partners, LLC (“AVI”), their respective affiliates, and each director and executive officer of YuMe entered into Tender and Support Agreements with RhythmOne and Purchaser (the “Tender and Support Agreements”). These agreements provide, among other things, that each such stockholder, director or executive officer agreed to not sell or dispose of their Shares except to participate in the Offer and to tender their Shares within 10 business days of the commencement of the Offer, and that, for a period of six months after the Effective Time, they would not sell, transfer or otherwise dispose of any RhythmOne Shares, options or RSUs. In aggregate, as of January 2, 2018, such stockholders and directors and officers beneficially own Shares (excluding out-of-the-money YuMe Options), subject to the Tender and Support Agreements, totaling approximately 29.0% of the outstanding Shares (including equity awards to be accelerated in connection with the Transactions, included in both the Shares beneficially owned by such stockholders and directors and officers and the total outstanding Shares). 798,000 Shares, which may be deemed to be beneficially owned by AVI and its affiliates and held in an AVI separately managed account, will not be subject to any of the provisions in the Tender and Support Agreement, if AVI or its affiliates receives any instructions from the beneficial account holder of such Shares that are contrary to the agreements, instructions, restrictions or other provisions contained in the Tender and Support Agreement. The foregoing description of the Tender and Support Agreements is qualified in its entirety by reference to the full text of the form of Tender and Support Agreement, a copy of which is attached hereto as Exhibit (e)(2) and is incorporated herein by reference.

Appointments to the RhythmOne Board of Directors

Pursuant to the Merger Agreement, the RhythmOne board of directors has agreed to cause the RhythmOne board of directors to be comprised of a total of seven directors and to appoint two persons designated by YuMe to serve on the RhythmOne board of directors. It is currently expected that Eric Singer, current Chairman of YuMe, and John Mutch, current director of YuMe, will be appointed to the RhythmOne board of directors, with Mr. Singer serving as Chairman of the RhythmOne board of directors.

Compensation and Benefits of Continuing YuMe Employees

RhythmOne is not obligated to continue employment of any YuMe employee for any period of time after the Transactions. However, each YuMe employee who does continue as an employee of RhythmOne or any of its respective subsidiaries, following the consummation of the Transactions will, until the earlier of the termination of such employee’s employment with such entities or the twelve (12) month anniversary of the Effective Time, be provided (a) at least the same level of base salary or base wage as provided to such YuMe employees immediately prior to the Effective Time, (b) bonus and incentive opportunities that are substantially equivalent, in the aggregate, provided to such YuMe employees immediately prior to the Effective Time, (c) employee benefits, other than equity-based awards, defined benefit, or non-qualified retirement arrangements, that are substantially equivalent in the aggregate to the employee benefits provided to such YuMe employees immediately prior to the Effective Time, or otherwise as required by applicable law and (d) upon a termination without cause or, if applicable, resignation for good reason of such a YuMe employee, severance benefits that are no less favorable than those that would have been provided to such YuMe employee under the applicable severance benefit plans, programs, policies or arrangements as in effect immediately prior to the date of the Merger Agreement. RhythmOne will also cause each such YuMe employee who participated in YuMe’s annual bonus or incentive plan as of immediately prior to the date of the First Merger to be paid a bonus, or other applicable incentive payment, through the end of the applicable fiscal year in accordance with the terms of the plan as in effect on the Closing Date.

Potential Employment Agreements Following the Transactions

It is anticipated that, other than Mr. Porrini, certain current executive officers of YuMe will have positions as executive officers of RhythmOne following the Transactions. Subject to the terms of the Merger Agreement, certain executive officers of YuMe could, prior to the consummation of the Transactions, enter into new employment agreements or incentive compensation arrangements with RhythmOne or YuMe, although no such agreements or arrangements have been concluded to date.

Indemnification and Insurance

Pursuant to the Merger Agreement, RhythmOne has agreed that all rights to indemnification by YuMe now existing in favor of each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of YuMe or any subsidiary of YuMe (each a “YuMe Indemnified Party”), with respect to actions or omissions taken by a YuMe Indemnified Party prior to the Effective Time in his or her capacity as an officer or director of YuMe or a subsidiary of YuMe, as provided in YuMe’s certificate of incorporation or by-laws, in each case as in effect on the date of the Merger Agreement, or pursuant to any indemnification agreements of YuMe, in each case as in effect on the date of the Merger Agreement, including provisions relating to the advancement of expenses incurred in the defense of any action or suit, will survive the Mergers and will remain in full force and effect through the six year anniversary of the date on which the Effective Time occurs.

In addition, pursuant to the Merger Agreement, RhythmOne has agreed to maintain YuMe’s officers’ and directors’ liability insurance policies, in effect on the date of the Merger Agreement (the “YuMe D&O Insurance”), for a period of six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided that RhythmOne may substitute policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers and such substitution will not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time. RhythmOne will not be required to expend more than an amount per year equal to 300% of current annual premiums paid by YuMe for such insurance (the “Maximum Amount”) to maintain or procure such insurance coverage provided, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, RhythmOne will be required to procure and maintain for such six year period as much coverage as reasonably practicable for the Maximum Amount.

Item 4. The Solicitation or Recommendation.

(a)(1) Solicitation/Recommendation

At a meeting held on September 4, 2017, the YuMe board of directors unanimously (i) determined that the Transactions, including the Offer and the Mergers, and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of YuMe and the Stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Mergers, and (iii) recommended that the Stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

The YuMe board of directors unanimously recommends that the Stockholders accept the Offer and tender their Shares in the Offer.

A copy of the press release communicating the recommendation of the YuMe board of directors is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(a)(2) Background of the Offer and the Merger

Background of the Transactions

YuMe operates in the digital advertising industry, which is highly competitive and characterized by rapid technological change. The board of directors of and management of YuMe have recognized that many of YuMe’s competitors, such as Hulu, Google (YouTube and DoubleClick) and Facebook, are larger or more diversified companies with substantially greater financial resources and capacity to invest in the development and marketing of their product offerings. The large scale of these competitors enables them to establish or strengthen cooperative relationships with digital media property partners and brand advertisers, or other parties, which limits YuMe’s ability, as a smaller scale company, to promote its solutions and generate revenue. In light of these market and business dynamics, the YuMe board of directors, together with management, periodically reviews and assesses YuMe’s business plan and potential strategic opportunities available to YuMe with the goal of maximizing stockholder value. As part of this ongoing process, the YuMe board of directors and management have periodically evaluated whether the continued execution of YuMe’s strategy as a standalone company or the sale of YuMe to, or a combination of YuMe with, a third party offers the best avenue to maximize stockholder value

In connection with such review, YuMe management, with assistance from financial advisors and the oversight of the YuMe board of directors, has met, from time to time, with various third parties who expressed an interest in engaging in a strategic transaction with YuMe. In addition, the YuMe board of directors has from time to time evaluated the possibility of acquiring synergistic companies or product lines, but in the past several years did not find businesses or assets to acquire on terms that it deemed attractive. The YuMe board of directors has also evaluated the divestiture of certain businesses and assets and executed on certain restructuring activities as a way to maximize stockholder value.

In connection with YuMe’s periodic review of strategic alternatives, in October 2014, YuMe engaged GCA Savvian Advisors, LLC (“Savvian”) to provide financial advisory services and to provide YuMe with market, industry trend and financial information to aid in YuMe’s evaluation of its prospects for maximizing stockholder value as a standalone company. Additionally, in November 2014, the YuMe board of directors established a strategic transactions committee (the “Strategic Transactions Committee”) consisting of independent directors Adriel Lares, Daniel Springer and David Weiden. Around this time, at the direction of the Strategic Transactions Committee, Savvian contacted a number of third parties as part of YuMe’s review of its strategic alternatives, and in December 2014, YuMe entered into a non-disclosure agreement with, and received a non-binding indication of interest from, Company A, a strategic party. The Strategic Transactions Committee considered the terms of the indication of interest, and YuMe management met with Company A to discuss a potential strategic transaction. In January 2015, YuMe engaged Needham & Company LLC (“Needham”) to serve as a second financial advisor, and in February 2015, YuMe received a revised non-binding indication of interest from Company A for a potential combination of YuMe with such third party. Ultimately, the YuMe board of directors determined that the proposed transaction would not be in the best interests of YuMe stockholders and ceased discussions with Company A.

From February 2015 through February 2016, Savvian and Needham continued to contact additional parties as part of YuMe’s review of strategic alternatives, but no further indications of interest were received. In February 2016, YuMe terminated the engagement letters previously entered into with each of Savvian and Needham.

In early October 2015, Jayant Kadambi, the CEO of YuMe at that time, met with Brian Mukherjee, the CEO of RhythmOne at that time, as part of YuMe and RhythmOne’s commercial relationship. All references to “RhythmOne” in this section with respect to periods prior to June 17, 2016, refer to blinkx plc, which changed its name to RhythmOne plc on June 17, 2016. YuMe had entered into a commercial agreement with RhythmOne in 2014, as the two companies had complementary products addressing different aspects of the digital advertising market. YuMe and RhythmOne executed standard YuMe publisher agreements for the purchase of media inventory. For the six months ended September 30, 2017 and for the fiscal years ended March 31, 2017, 2016 and 2015, YuMe generated approximately 1.1%, 0.6%, nil and 1.4%, respectively, of RhythmOne’s consolidated revenues for such periods through such commercial arrangements. For these same periods, these commercial arrangements resulted in no revenue for YuMe directly from RhythmOne, except for less than $0.1 million of ad serving fee revenue in the six months ended September 30, 2017. The companies originally executed a mutual non-disclosure agreement with respect to commercial discussions in July 2014 that terminated in July 2015. On March 23, 2016, the companies executed a new mutual non-disclosure agreement with respect to commercial discussions and amended it effective March 14, 2017 to extend the term to March 23, 2018. As a result of this commercial relationship, Mr. Kadambi and Mr. Mukherjee had occasion to periodically meet and discuss the ongoing commercial relationship, various aspects of each company’s business and market strategy, and additional ways in which the companies could collaborate. At a meeting in October 2015, Mr. Mukherjee suggested that a strategic transaction might be in the best interests of both companies and their respective customers and stockholders. Mr. Kadambi agreed that the idea was worth exploring and the two set up a follow-up meeting with the heads of corporate development for each company on October 30, 2015.

On October 7, 2015, Vertex Capital Advisors, LLC, an entity affiliated with Eric Singer which was later renamed Viex, filed a Schedule 13D with the SEC, disclosing Viex’s belief that the Shares were materially undervalued and that the YuMe board of directors should focus on strategic alternatives to maximize stockholder value and be accountable to YuMe stockholders on capital allocation. The Schedule 13D reported that Viex owned 5.3% of the outstanding Shares.

On October 30, 2015, Mr. Kadambi, Mr. Mukherjee and the heads of corporate development of each of YuMe and RhythmOne met, along with a small group of managers from both parties, and presented company overviews and found the two businesses to be potentially complementary. Following an additional management meeting on November 9, 2015 and a meeting between Mr. Kadambi and Mr. Mukherjee on December 12, 2015, however, the parties mutually agreed not to pursue a strategic transaction at that time. The parties agreed to stay in touch and, when appropriate, explore the possibility of a strategic transaction again.

On March 4, 2016, Viex delivered a letter to the YuMe board of directors nominating Mr. Singer and Elias Nader for election to the YuMe board of directors at YuMe’s 2016 annual meeting of stockholders to be held later in the year. Prior to and following this nomination, Viex had engaged, and continued to engage, in discussions with the YuMe board of directors regarding matters related to the composition of the YuMe board of directors.

In March 2016, a meeting occurred between Mr. Kadambi and a shareholder of RhythmOne at which many industry issues were discussed, including growth through a potential strategic transaction. Frank Barbieri, YuMe’s head of corporate development, also met with Ujjal Kohli, a director of RhythmOne, regarding a potential strategic transaction. Mr. Barbieri and Mr. Kohli reported back to Mr. Kadambi and Mr. Mukherjee, respectively, and the parties agreed to restart discussions and enter into a new mutual non-disclosure agreement.

Over the next several months, a series of meetings followed in which management teams of both YuMe and RhythmOne discussed product lines, teams, business lines, financial performance, market opportunities and the potential for a strategic transaction between the companies.

On April 26, 2016, Mr. Kadambi received a letter from a RhythmOne shareholder requesting that the YuMe board of directors consider a potential strategic transaction with RhythmOne and YuMe management informed the YuMe board of directors of the letter, but no further developments occurred with the RhythmOne shareholder in regards to such letter.

In parallel, strategic discussions between YuMe and RhythmOne management continued through June 2016. In June 2016, Mr. Barbieri communicated to Frank Pao, RhythmOne’s then head of corporate development, that YuMe would consider a proposal from RhythmOne for a strategic transaction, but that YuMe would not provide such a proposal for an acquisition of RhythmOne. Ultimately RhythmOne declined to submit a proposal at that time.

On May 27, 2016, the two Viex director nominees, Mr. Singer and Mr. Nader, were elected to the YuMe board of directors at the YuMe annual meeting of stockholders.

On August 2, 2016, the YuMe board of directors met, with representatives of Needham and Fenwick & West LLP (“Fenwick”), YuMe’s legal counsel at the time. During the meeting, representatives from Needham discussed various strategic alternatives, including remaining independent, a potential sale of YuMe, potential acquisitions or merger and other alternatives. A representative from Fenwick discussed the Board’s fiduciary duties.

In August 2016, YuMe received a non-binding indication of interest from its second largest stockholder at that time, AVI to acquire all of the outstanding Shares for a purchase price in the range of $4.52 to $5.22 per Share subject to certain conditions including YuMe having at least $63 million in cash and cash equivalents and the elimination of at least $10 million in operating costs (the “AVI Proposal”). AVI publicly disclosed the AVI Proposal in an amended Schedule 13D filed with the SEC on September 14, 2016, and also disclosed AVI’s then current holdings of 10.4% of the outstanding Shares. The closing price per Share as reported by the New York Stock Exchange on September 14, 2016 was $4.12 per Share.

In connection with the review and consideration of the AVI Proposal and to allow management to receive the input and consideration from the YuMe board of directors more efficiently, on August 31, 2016, the YuMe board of directors re-constituted its Strategic Transactions Committee. The committee was renamed the special committee (the “Special Committee”) and was comprised of independent directors Mr. Singer (chairman), Mitchell Habib and Chris Paisley. The Special Committee was formed to review, consider and, if deemed advisable, to make recommendations to the YuMe board of directors with respect to strategic alternatives intended to enhance stockholder value. The YuMe board of directors authorized the Special Committee to meet with management and take such actions as deemed necessary by the Special Committee, and to provide the YuMe board of directors with updates at the regular quarterly board meetings. Management and the Special Committee determined that YuMe should consider engaging an investment bank as a financial advisor in connection with the review of strategic alternatives, and, at the direction of the Special Committee, management contacted four investment banks to present to the Special Committee as part of the selection process.

On September 20, 2016 the Special Committee held a meeting at which representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”) and three other investment banks made presentations. Following the presentations, the Special Committee reviewed and evaluated the presentations made by Deutsche Bank and the other banking firms, discussing the pros and cons of each in assisting YuMe in connection with the proposed review of strategic alternatives. As part of this discussion, the Special Committee considered various criteria and factors, including Deutsche Bank’s experience in the digital advertising industry, its understanding of YuMe’s business, that Deutsche Bank had previously served as an underwriter of the initial public offering of Shares, that Deutsche Bank had informed YuMe that it was not advising any of the potential business combination partners then under discussion in connection with a potential strategic transaction involving YuMe, and Deutsche Bank’s overall capabilities and strengths. After discussion, the Special Committee determined that Deutsche Bank would be best qualified and able to serve as financial advisor to YuMe and approved the engagement of Deutsche Bank. On October 6, 2016, YuMe engaged Deutsche Bank as its financial advisor.

Following the meeting of the Special Committee held on September 20, 2016, members of the Special Committee and YuMe management identified an initial group of parties to contact as part of YuMe’s exploration of potential strategic alternatives. YuMe management began to contact these parties and to discuss the forms of confidentiality agreements. Except as noted below, the confidentiality agreements entered into by YuMe in connection with these discussions included a “standstill” provision, which prevented the other party from purchasing YuMe securities or announcing publicly a proposal to acquire YuMe without YuMe’s consent. These standstill provisions automatically terminated at such time that YuMe announced a definitive agreement for the sale or merger of YuMe.

On September 21, 2016 and September 29, 2016, YuMe management met with Company B, a strategic party, to discuss a potential strategic transaction.

On September 29, 2016, YuMe executed a confidentiality agreement with Company B.

On October 5, 2016, YuMe executed a confidentiality agreement with Company C, a financial sponsor, and on October 10, 2016, representatives of YuMe management made a presentation to Company C about YuMe’s business and discussed a potential transaction between the parties.

On October 7, 2016, the Special Committee held a meeting with management present. Paul Porrini, who was then serving as YuMe’s General Counsel, advised the Special Committee on its fiduciary duties as directors in the context of exploring strategic alternatives, including the potential sale of the company. Management updated the Special Committee on the status of the negotiations of confidentiality agreements with certain entities and on upcoming management diligence meetings. Management also presented for the Special Committee’s review, the list of companies that YuMe and Deutsche Bank recommended be contacted as part of the review of strategic alternatives. The Special Committee agreed to review the list and discuss it at the next meeting of the Special Committee.

The Special Committee held meetings on October 13, 2016 and October 20, 2016, at which members of management and representatives of Deutsche Bank provided updates relating to the initial outreach and communications with parties previously contacted as to their potential interest in a strategic transaction. The Special Committee discussed next steps for a structured market check process, noting that additional actions would be put on hold until further direction was received from the YuMe board of directors.

On October 27, 2016, YuMe management met with Company B for a follow-up discussion regarding a potential strategic transaction between the parties.

On October 28, 2016, YuMe and AVI executed a confidentiality agreement, which did not contain a standstill provision.

On November 4, 2016, YuMe granted AVI access to its electronic data room containing materials enabling substantive due diligence on YuMe and its operations. Also on this date, YuMe management met telephonically with representatives of AVI to confirm access to the data room had been granted and to offer support to AVI’s diligence efforts.

On November 8, 2016, the YuMe board of directors met and discussed various strategic alternatives available to YuMe and potential alternatives to maximize stockholder value, including how to maximize stockholder value while continuing to operate YuMe on a standalone basis. As part of the YuMe board of directors’ consideration of how to maximize stockholder value as a standalone company, the YuMe board of directors reviewed and approved a restructuring plan to reduce its operating expenses to realign YuMe’s cost structure with revenue.

On November 9, 2016, YuMe announced that Mr. Singer would replace Mr. Kadambi as the Chairman of the YuMe board of directors, and Mr. Porrini would replace Mr. Kadambi as CEO, effective November 9, 2016. YuMe also announced its restructuring plan, that the YuMe board of directors’ Special Committee of independent directors was exploring and evaluating a range of strategic alternatives to enhance stockholder value, and the engagement of Deutsche Bank to advise the Special Committee in this process.

On November 10, 2016, at a meeting of the Special Committee, management, together with representatives of Deutsche Bank presented, and the committee reviewed and discussed, a proposed market check strategy and a list of potential parties to be contacted. Representatives of Deutsche Bank also discussed an anticipated timeline and milestones. The Special Committee authorized Deutsche Bank and management to proceed with the plan.

On November 10, 2016, YuMe management met telephonically with representatives of AVI to discuss YuMe’s performance in the third quarter of 2016 and to offer any additional assistance to AVI’s diligence efforts.

Beginning on November 14, 2016 and at the direction of the Special Committee, YuMe management and representatives of Deutsche Bank contacted additional parties regarding their interest in a potential strategic transaction with YuMe. YuMe management contacted a total of seven parties and representatives of Deutsche Bank contacted an additional 38 parties, including those parties that were initially contacted in October 2016. Of these parties, 34 were strategic parties and 11 were financial sponsors.

On November 15, 2016 Mr. Barbieri reached out to Mr. Pao of RhythmOne to describe the management changes at YuMe and the strategic alternatives process being run with assistance from Deutsche Bank. Mr. Pao expressed interest in continuing the companies’ previous discussions.

On November 16, 2016, Company C informed representatives of Deutsche Bank that it could not move forward with a transaction with YuMe at this time due to matters related to Company C, but indicated it would consider a potential transaction with YuMe in the future. Representatives of Deutsche Bank subsequently informed YuMe of this communication.

On November 17, 2016, the Special Committee held a meeting with management and representatives of Deutsche Bank present. Representatives of Deutsche Bank provided an update on YuMe’s outreach activities, noting that the most engaged potential strategic counterparties were likely to structure a potential transaction as a “merger of equals,” meaning these were parties of similar size and/or value compared to YuMe.

On November 18, 2016, YuMe executed a confidentiality agreement with Company D, a strategic party.

On December 1, 2016, the Special Committee held a meeting to discuss the status of strategic discussions.

On December 1, 2016, YuMe executed a confidentiality agreement with Company E, a financial sponsor.

On December 3, 2016, YuMe management met with Company B to discuss a potential strategic transaction.

On December 6, 2016, YuMe executed a confidentiality agreement with Company F, a strategic party.

On December 6, 2016, YuMe management made presentations about YuMe’s business to Company D and Company G, a strategic party, with representatives of Deutsche Bank in attendance.

On December 7, 2016, YuMe management and representatives of Deutsche Bank met with RhythmOne and made a presentation about YuMe’s business. Several days after the meeting with RhythmOne, Mr. Pao and Mr. Mukherjee, who had both attended the meeting, indicated to Mr. Barbieri that they were interested in a possible strategic transaction but that the timing was not right for RhythmOne as they had very recently announced the acquisition of Perk Inc. They indicated that RhythmOne’s acquisition of Perk was expected to close in late January 2017 at which time RhythmOne management would be able to re-engage on a potential transaction with YuMe.

Also, on December 7, 2016, YuMe executed a confidentiality agreement with Company H, a strategic party.

Between December 8, 2016 and December 22, 2016, YuMe management made presentations about YuMe’s business to Company H, Company E, Company F, Company I (a strategic party), Company J (a strategic party)

and Company B, and the Special Committee met on December 9, 2016 and December 15, 2016 to receive updates from management and representatives of Deutsche Bank with respect to meetings held, actions taken and next steps with respect to a potential strategic transaction.

On December 12, 2016, YuMe executed a confidentiality agreement with Company G.

On December 13, 2016, YuMe executed a confidentiality agreement with Company I.

On December 14, 2016, YuMe executed a confidentiality agreement with Company J.

On January 2, 2017, YuMe received an indication of interest from Company I to acquire YuMe for $60 million in cash and an amount of Company I stock which would result in the stockholders of YuMe holding approximately 50% of Company I stock following the transaction. In light of Company I’s relatively small market capitalization at that time, the potential value of the proposal was highly dependent on an increase in value of the combined company based on potential synergies from combining the two companies. On December 30, 2016, the last trading day prior to receipt of the indication of interest, the closing price per Share as reported by the New York Stock Exchange was $3.58 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividend of $0.03 per Share paid by YuMe on July 7, 2017 and on October 9, 2017). As of December 31, 2016, YuMe held $66 million in cash, cash equivalents and marketable securities. On January 4, 2017, the YuMe board of directors met, with representatives of Deutsche Bank present, to review the indication of interest from Company I. After discussion of the offer and YuMe’s strategic alternatives, the YuMe board of directors rejected Company I’s proposal as insufficient, but directed management to continue discussions with Company I to determine if a more favorable transaction was possible.

On January 4, 2017, YuMe management met with Company B to hold a follow-up discussion regarding a potential strategic transaction between the parties.

On January 9, 2017, YuMe executed a confidentiality agreement with Company K, a strategic party.

On January 11, 2017, YuMe management made a presentation about YuMe’s business to Company K with representatives of Deutsche Bank in attendance.

On January 12, 2017, Company I was granted access to YuMe’s data room, along with Company E and RhythmOne. YuMe also provided Company I with a reverse diligence request list.

On January 13, 2017, YuMe granted data room access to Company K.

On January 19, 2017, management again met with RhythmOne to discuss a potential strategic transaction.

On January 23, 2017, YuMe management met with Company B for a follow-up discussion regarding a potential strategic transaction between the parties.

During this period, YuMe management kept the members of the Special Committee informed of developments in the strategic process, including the fact that discussions with Company F had ceased due to lack of interest. At the direction of the Special Committee members, management directed Deutsche Bank to deliver process letters to Company D, Company G, Company H, Company E, Company I, Company K and RhythmOne requesting initial non-binding indications of interest by January 30, 2017. Deutsche Bank sent such letters on January 23, 2017. YuMe determined not to send process letters to Company J or Company B because, based on previous discussions with these parties, YuMe believed that both parties were unlikely to submit a proposal with terms competitive to the other currently engaged parties and were unlikely to be able to consummate a transaction in a reasonable timeframe.

On January 26, 2017, YuMe had additional diligence sessions with Company I and granted data room access to Company G, and, at the direction of YuMe, Deutsche Bank circulated a draft transaction framework to Company G’s financial advisor

On January 27, 2017, YuMe granted data room access to Company J.

On January 30, 2017, a representative of Deutsche Bank called Mr. Pao of RhythmOne to follow up on the timing and RhythmOne’s interest in a transaction with YuMe. Mr. Pao provided a high-level overview of proposed terms and structure from RhythmOne. Deutsche Bank reported this conversation to YuMe. Based on the terms described by Mr. Pao, YuMe determined that a transaction with RhythmOne at this time would not likely be competitive with other potential offers or in the best interest of YuMe stockholders. However, representatives of the Special Committee directed management, with assistance from Deutsche Bank, to continue to negotiate with RhythmOne to determine whether its offer terms could be improved. Over the next week, representatives of YuMe and RhythmOne negotiated terms of a potential transaction that would be more acceptable to YuMe stockholders.

On February 2, 2017, the Special Committee held a meeting during which representatives of Deutsche Bank provided an update on the process in general and recent activity with respect to RhythmOne, Company G and Company I, specifically. The Special Committee discussed the likelihood that RhythmOne and Company I would submit non-binding letters of intent in the next few days. Mr. Porrini also provided an update on recent interest from Company J and Company B, and noted AVI’s lack of engagement with YuMe with respect to a potential transaction, including the fact that it had not entered the data room despite having access to the YuMe data room since November 4, 2016. The Special Committee discussed at length the strategic rationale of a potential transaction with the currently interested parties, including RhythmOne, and the potential economic terms of any such transaction.

On February 7, 2017, YuMe management received a non-binding indication of interest from Company I reaffirming its prior offer of an aggregate of $60 million in cash and an amount of Company I stock which would result in the stockholders of YuMe holding approximately 50% of Company I stock following the transaction. In light of Company I’s relatively small market capitalization at that time, the potential value of the proposal was highly dependent on an increase in value of the combined company based on potential synergies from combining the two companies. On February 7, 2017, RhythmOne also submitted a non-binding letter of intent to acquire YuMe in an “at-market” transaction, representing an implied 0.0% premium to YuMe’s enterprise value (defined as YuMe’s fully diluted market capitalization based on the closing price of $3.65 per Share on February 7, 2017, less net cash, cash equivalents and marketable securities of $66 million). The aggregate consideration to be paid to the Stockholders would consist of $50 million in cash and $81 million through the issuance of approximately 168 million RhythmOne Shares (based on the closing price per RhythmOne Share of $0.48 on February 7, 2017, converted from pound sterling to U.S. dollar at the daily closing spot exchange rate and before giving effect to the RhythmOne share consolidation implemented on September 25, 2017), which would result in the Stockholders holding approximately 25% of the combined company. On February 7, 2017, the closing price per Share as reported by the New York Stock Exchange was $3.65 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividends of $0.03 per Share paid by YuMe on July 7, 2017 and on October 9, 2017). RhythmOne’s offer, at this time, was predicated on YuMe holding $66 million in cash, cash equivalents and marketable securities.

Additionally, on February 7, 2017, Company G’s financial advisor contacted Deutsche Bank indicating Company G’s preliminary support of a potential transaction with YuMe, but noting that Company G would require as part of any such transaction that YuMe would pay $30 to $35 million in cash to Company G, and that Company G shareholders would need to own 60% of the combined entity.

On February 9, 2017, Company B submitted a non-binding indication of interest to acquire YuMe for an aggregate of between $150 and $160 million to be paid entirely in cash, representing an offer price of between

$4.18 and $4.46 per Share. Company B’s offer was contingent on its ability to secure the financing necessary for the transaction, which at the time was uncertain. On February 9, 2017, the closing price per Share as reported by the New York Stock Exchange was $3.52 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividends of $0.03 per Share paid by YuMe on July 7, 2017 and October 9, 2017).

Company D, Company H, Company E, Company J and Company K did not submit proposals.

On February 10, 2017, YuMe management and representatives of Deutsche Bank met with representatives of Company B to discuss a potential strategic transaction.

On February 21, 2017, YuMe management met telephonically with representatives of AVI to discuss YuMe’s fourth quarter 2016 and full year 2016 results.

On February 22, 2017, Company I provided a verbal revised indication of interest for an acquisition of YuMe for an aggregate of $60 million in cash and an additional $20 million in Company I stock, resulting in the stockholders of YuMe holding approximately 55% of Company I stock. In light of Company I’s relatively small market capitalization, the potential value of the proposal was highly dependent on an increase in value of the combined company based on potential synergies from combining the two companies.

Also on February 22, 2017, RhythmOne provided a revised non-binding letter of intent to acquire YuMe for aggregate consideration of approximately $131 million, which reflected a 2.5% premium to YuMe’s enterprise value (defined as YuMe’s fully-diluted market capitalization based on the closing price of $3.60 per Share on February 13, 2017, less net cash, cash equivalents and marketable securities of $66 million). The aggregate consideration to be paid to the Stockholders would consist of $85 million in cash and $46 million through the issuance of approximately 95 million RhythmOne Shares (based on the closing price per RhythmOne Share of $0.48 on February 13, 2017, converted from pound sterling to U.S. dollar at the daily closing spot exchange rate and before giving effect to the RhythmOne share consolidation implemented on September 25, 2017) which would result in the Stockholders holding approximately 16% of the combined company. RhythmOne’s offer represented an estimated value of approximately $3.65 per Share. On February 22, 2017, the closing price per Share as reported by the New York Stock Exchange was $3.82 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividends of $0.03 per Share paid by YuMe on July 7, 2017 and on October 9, 2017). RhythmOne’s offer, at this time, was predicated on YuMe holding $66 million in cash, cash equivalents and marketable securities.

On February 23, 2017, the Special Committee met, with representatives of YuMe management, Deutsche Bank and Fenwick, and discussed the proposals received from RhythmOne, Company I and Company B. The representative from Fenwick advised the members of the Special Committee regarding their fiduciary duties. With respect to Company B, management noted that Company B had not yet engaged counsel, had not yet been granted access to the data room, had previously indicated that it would take at least two months to conduct their due diligence once access was granted and did not yet have committed financing for the transaction. YuMe management also noted that Company J had not provided any proposal to date. The Special Committee discussed the letter of intent and negotiations with RhythmOne to date, including that the cash portion of the proposed consideration had increased to $85 million with the balance to be paid in equity and other terms, including the right of YuMe to designate two members of the board of the combined company. The Special Committee also discussed recent discussions with Company I and the terms of its indication of interest. The Special Committee then discussed the pros and cons of a transaction with each of RhythmOne, Company I and Company B, and representatives of Deutsche Bank discussed with the Special Committee certain financial aspects of each of the proposals. The Special Committee also considered YuMe’s alternatives to a strategic transaction including remaining as a standalone company, and the prospects and risks associated with such alternatives. Following a discussion of potential alternatives and a discussion of which transaction would be most likely to maximize stockholder value, the Special Committee directed management to continue pursuing all alternatives reasonably available, including continued negotiations with RhythmOne, but noted that, to the extent YuMe and RhythmOne converge on terms, a YuMe board of directors meeting should be called to consider entry into a letter of intent containing binding exclusivity provisions.

Also on February 23, 2017, YuMe granted data room access to Company B.

On February 24, 2017, RhythmOne provided a revised non-binding letter of intent to acquire YuMe for aggregate consideration of approximately $132 million, which reflected a 5.0% premium to YuMe’s enterprise value (defined as YuMe’s fully-diluted market capitalization based on the closing price of $3.60 per Share on February 13, 2017, less net cash, cash equivalents and marketable securities of $66 million). The aggregate consideration to be paid to YuMe stockholders would consist of $90 million in cash and $42 million through the issuance of approximately 88 million RhythmOne Shares (based on the closing price per RhythmOne Share of $0.48 on February 13, 2017, converted from pound sterling to U.S. dollar at the daily closing spot exchange rate and before giving effect to the RhythmOne share consolidation implemented on September 25, 2017) which would result in the Stockholders holding approximately 15% of the combined company. RhythmOne’s offer represented an estimated value of approximately $3.69 per Share. On February 24, 2017, the closing price per Share as reported by the New York Stock Exchange was $3.60 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividends of $0.03 per Share paid by YuMe on July 7, 2017, and on October 9, 2017). RhythmOne’s offer, at this time, was predicated on YuMe holding $66 million in cash, cash equivalents and marketable securities

On February 28, 2017, the YuMe board of directors met, with representatives of YuMe management, Deutsche Bank and Fenwick, to discuss the current status of the strategic process and each of Company D, Company G, Company H, Company E, Company I, Company J, Company K, Company B and RhythmOne, each of whom had participated in the strategic process. Management noted that no indication of interest had been received from Company D, Company H, Company E, Company J or Company K and that none were expected, but that Company G, Company I, Company B and RhythmOne each had submitted indications of interest. In response to follow-up discussions, only Company I and RhythmOne had provided revised indications of interest. The representative of Fenwick advised the YuMe board of directors regarding its fiduciary duties. Management reviewed the revised written letter of intent provided by RhythmOne and the verbal revised indication of interest from Company I. The YuMe board of directors discussed all of the proposals received to date, including the previous proposal provided by AVI, but noted AVI’s lack of engagement with YuMe with respect to a potential transaction. The YuMe board of directors determined not to pursue further discussions with AVI due to AVI’s apparent lack of interest. The YuMe board of directors determined not to proceed with further discussions with Company G due to the unfavorable economic terms of their proposal, namely the requirement of the cash payment by YuMe, the preliminary nature of Company G’s interest indicated by the fact that no formal indication of interest was ever provided, the limited strategic rationale for such a transaction, and the limited recent engagement by Company G. The YuMe board of directors then discussed the offers provided by each of Company I and Company B relative to the offer provided by RhythmOne, and determined that the RhythmOne transaction presented the best terms reasonably available to YuMe. The YuMe board of directors directed management to finalize the letter of intent with RhythmOne.

On March 1, 2017, RhythmOne provided a revised non-binding letter of intent to acquire YuMe reaffirming the economic terms contained in the February 24, 2017 non-binding letter of intent. The revised non-binding letter of intent contained certain changes to other deal terms that had been negotiated between the parties and included a binding commitment of YuMe to work with RhythmOne on an exclusive basis for 21 days to try to finalize a definitive agreement as well as a binding and mutual standstill provision. RhythmOne’s offer reaffirmed an estimated offer price of approximately $3.69 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividends of $0.03 per Share paid by YuMe on July 7, 2017 and October 9, 2017). On March 1, 2017, the closing price per Share as reported by the New York Stock Exchange was $3.56 per Share, which does not take into account both the $1.00 per Share special dividend and the $0.03 per Share quarterly dividends paid by YuMe on July 7, 2017 and October 9, 2017. RhythmOne’s offer, at this time, was predicated on YuMe holding $66 million in cash, cash equivalents and marketable securities. On

March 1, 2017, YuMe agreed to the 21-day exclusivity period and began working with RhythmOne on due diligence and the negotiation of a definitive agreement.

In March 2017, the management teams from both YuMe and RhythmOne met more than 15 times and addressed several due diligence topics including product roadmap, sales strategy, organization, financial performance, cost synergies, deal structure, demand and supply, engineering competencies and processes, international expansion, strategic agency deals, working capital needs and receivables and other relevant topics. During this time, while initially getting closer on terms, YuMe began to believe that RhythmOne was reconsidering the mix of the cash and stock components of the proposed consideration. On March 20, 2017, the parties agreed to extend the exclusivity period by 24 hours to March 22, 2017.

On March 22, 2017, RhythmOne circulated the first draft of the merger agreement.

On March 23, 2017, the Special Committee held a meeting where YuMe management provided an update on management diligence meetings held with RhythmOne over the past several weeks. Representatives of Deutsche Bank also provided an overview of certain terms of the draft merger agreement received from RhythmOne’s counsel, including the exchange offer transaction structure. The Special Committee discussed the proposed transaction and its various terms and conditions.

Messrs. Porrini and Mukherjee had phone calls on March 24, 2017 and March 30, 2017 in which Mr. Mukherjee expressed reticence to proceed with the proposed transaction due to uncertainty in RhythmOne’s ability to finance the transaction within the proposed transaction timeline.

In parallel, on several occasions throughout March 2017, Mr. Singer spoke with Ted Hastings, a current member of the board of directors of RhythmOne and the former CEO of recently acquired Perk Inc., about the potential synergies between the two companies, the strategic rationale for a potential transaction, as well as the proposed deal terms, and Mr. Hastings expressed support for the deal.

On April 6, 2017, the Special Committee held a meeting with YuMe management and representatives of Deutsche Bank. Mr. Porrini provided an update regarding the interactions with RhythmOne since the prior meeting and his discussions with Mr. Mukherjee who had indicated that he would allow the exclusivity period to expire with YuMe but that RhythmOne remained open to additional discussions. Mr. Porrini provided Mr. Mukherjee’s reasons for RhythmOne’s slow-down in diligence and other transaction-related activities, which included YuMe’s recent stock price increase and RhythmOne’s ability to finance the transaction within the proposed transaction timeline. The Special Committee discussed, with input from representatives of Deutsche Bank, next steps in light of the termination of exclusivity with RhythmOne, and management noted they had additional meetings planned with other parties who had expressed interest, including Company B.

On April 10, 2017, YuMe management met with Company B to discuss a potential strategic transaction and re-granted Company B access to the data room.

On April 11, 2017, Company B contacted YuMe management, reaffirming its non-binding indication of interest for an acquisition of YuMe for between $150 and $160 million in all-cash, or between approximately $4.11 and $4.38 per Share. Company B’s offer was contingent on its ability to secure the financing necessary for the transaction, which at the time was uncertain. On April 11, 2017, the closing price per Share as reported by the New York Stock Exchange was $3.92 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividends of $0.03 per Share paid by YuMe on July 7, 2017 and October 9, 2017). As of March 31, 2017, YuMe held $68 million in cash, cash equivalents and marketable securities.

On April 16, 2017, YuMe sent an initial draft of a merger agreement to Company B.

On April 18, 2017, Mr. Mukherjee called Mr. Porrini to say that RhythmOne would not be moving forward at this time with the proposed transaction. Also on April 18, 2017, YuMe management met with Company B to continue to discuss a potential strategic transaction.

On April 20, 2017, the Special Committee met, with representatives of Deutsche Bank and YuMe management, to review the proposal from Company B. A representative from Company B was also in attendance for part of the meeting, and presented Company B’s reasons for a potential transaction with YuMe, its proposed cash consideration, matters relating to its foreign status and cash received from foreign entities, and a proposed transaction timeline. The Special Committee discussed these points with the representative from Company B, including placing the cash consideration in escrow, potential approval processes and other deal certainty matters, after which time the representative of Company B left and the Special Committee further discussed the terms of the proposed transaction.

On April 25, 2017, YuMe received a revised merger agreement from Company B, and on April 27, 2017, YuMe responded with a list of open issues in the merger agreement.

On May 1, 2017, May 8, 2017 and May 22, 2017, Mr. Porrini and other members of YuMe management had discussions with Company B regarding the open issues in the merger agreement and a potential strategic transaction.

On multiple occasions during May 2017, Mr. Hastings and Mr. Singer continued to discuss a proposed transaction between RhythmOne and YuMe.

On May 4, 2017, YuMe sent Company B a revised merger agreement, and the parties continued to negotiate terms of the merger agreement.

On May 5, 2017, the YuMe board of directors met and discussed various alternatives for maximizing stockholder value, including a potential strategic transaction and continuing as a standalone company. YuMe management provided an update on the strategic process, noting that discussions with Company B were ongoing. The YuMe board of directors discussed a potential transaction with Company B, however expressed concern regarding the likelihood of such a transaction due to the uncertainty of Company B’s financing relating to such a transaction and other necessary regulatory approvals. The YuMe board of directors discussed the status of discussions with RhythmOne and the fact that any potential transaction with RhythmOne was on hold due to RhythmOne’s ability to finance the proposed transaction within the proposed transaction timeline. In evaluating ways to maximize value for YuMe’s stockholders in the event it was determined that YuMe should continue as a standalone company, the YuMe board of directors considered declaring a special dividend and a quarterly dividend to its stockholders. The YuMe board of directors discussed the impact these dividends would have on the Company, its operations and its prospects for engaging in a strategic transaction. The YuMe board of directors determined that, in light of the absence of any firm offer with acceptable terms from a third party with respect to a strategic transaction and no near-term prospects for executing a strategic transaction, that it would be in the YuMe stockholders’ best interests to declare a special dividend of $1.00 per Share and initiate a quarterly dividend of $0.03 per Share, each payable on June 26, 2017, but conditioned upon YuMe not having entered into a definitive agreement to be acquired by June 1, 2017.

On May 18, 2017, YuMe management met again with Company C to discuss YuMe’s business and a potential transaction with Company C. Shortly following the meeting, Company C declined to move forward in discussions with YuMe.

On May 23, 2017, YuMe management, together with representatives of Deutsche Bank, met with Company B to provide information about YuMe and to discuss a proposed transaction.

Additionally on May 23, 2017, YuMe received a non-binding indication of interest from Company I to acquire YuMe for $4.75 per Share in cash. On May 23, 2017, the closing price per Share as reported by the New York Stock Exchange was $4.39 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividends of $0.03 per Share paid by YuMe on July 7, 2017 and October 9, 2017).

On May 26, 2017, Company B sent YuMe a revised merger agreement, and the parties continued to negotiate terms of the merger agreement.

On or around May 31, 2017, the YuMe board of directors approved, through a unanimous written consent, delaying the record date for the special and quarterly dividends to June 7, 2017 and the payment date to July 7, 2017 due to ongoing strategic negotiations.

On June 2, 2017, Company B provided a revised non-binding indication of interest to acquire YuMe for an aggregate of $180 million in cash, representing an approximate offer of $4.88 per Share, and YuMe sent Company B a revised merger agreement. On June 2, 2017, the closing price per Share as reported by the New York Stock Exchange was $4.80 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividends of $0.03 per Share paid by YuMe on July 7, 2017 and October 9, 2017). As of March 31, 2017, YuMe held $61 million in cash, cash equivalents and marketable securities. YuMe and Company B continued to be unable to come to an agreement on terms, including key terms related to the structure of the transaction and the placement into an escrow account by Company B of a minimum amount of the purchase price consideration. At this time, Company B’s financing for the transaction continued to be uncertain.

On June 6, 2017, the YuMe board of directors approved a delay in the record date for the special and quarterly dividends to June 30, 2017 and a payment date of July 7, 2017, the payment of which would be contingent upon YuMe not having entered into a definitive agreement by June 30, 2017.

On June 15, 2017, RhythmOne provided a non-binding letter of intent to acquire YuMe for an aggregate of $120 million in cash and $70 million in RhythmOne Shares. RhythmOne’s offer represented an estimated offer price of approximately $5.15 per Share. On June 15, 2017, the closing price per Share as reported by the New York Stock Exchange was $4.68 per Share (which is not adjusted to reflect the special dividend of $1.00 per Share and quarterly dividend of $0.03 per Share paid by YuMe on July 7, 2017). As of March 31, 2017, YuMe held $68 million in cash, cash equivalents and marketable securities.

On June 21, 2017, the YuMe board of directors met and, based on certain FINRA and New York Stock Exchange notice requirements, determined to delay the record date of the special and quarterly dividend to July 3, 2017. At this time, the YuMe board of directors believed none of the ongoing strategic discussions were likely to lead to a definitive agreement in the near term based on the status of discussions with RhythmOne and Company B.

On June 22, 2017, YuMe announced the declaration of the special cash dividend of $1.00 per Share and a quarterly cash dividend of $0.03 per Share.

On June 26, 2017, Mr. Porrini met with Company B to discuss a potential strategic transaction.

On June 27, 2017, RhythmOne announced that Mr. Hastings would be replacing Mr. Mukherjee as CEO of RhythmOne, effective July 29, 2017. Around this time, Mr. Pao also ceased to be part of the RhythmOne management team. Additionally, during this time, RhythmOne signed and closed an asset purchase agreement to buy certain assets and liabilities of RadiumOne, Inc. on June 27, 2017. Although RhythmOne remained interested in a potential transaction with YuMe, it indicated it was not in a position to execute a transaction in the near-term as a result of this restructuring and recent asset acquisition. However, Messrs. Hastings and Singer continued to have several discussions in July 2017 regarding potential deal terms.

On July 7, 2017, YuMe management met with Company B, and Company B indicated it would not continue discussions regarding a potential transactions due to, among other things, the political climate in the United States and certain U.S. foreign relations issues.

On July 7, 2017, YuMe paid its special cash dividend of $1.00 per Share and quarterly cash dividend of $0.03 per Share, resulting in a total cash dividend to its stockholders of $35.6 million.

On July 20, 2017, representatives of YuMe and RhythmOne met to discuss a potential transaction and outlined a process to continue to explore a potential transaction between the parties.

On July 21, 2017, YuMe and RhythmOne executed a third non-binding letter of intent with a 15-day exclusivity period. The letter of intent reflected an offer to acquire YuMe for a total purchase price of $185 million, consisting of $2.40 in cash per Share and approximately $2.85 per Share in RhythmOne Shares for a total purchase price of approximately $5.25 per Share, subject to adjustment based on an average trading price of RhythmOne Shares applying a formula set out in the letter of intent. On July 21, 2017, the closing price per Share as reported by the New York Stock Exchange was $4.37 per Share. After accounting for the payment of the special and quarterly dividends, YuMe held $38 million in cash, cash equivalents and marketable securities as of June 30, 2017.

On July 26, 2017, Torys LLP (counsel for RhythmOne) circulated a draft of the merger agreement. Between July 27, 2017 and September 2, 2017, YuMe, with assistance from its outside counsel Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) and Deutsche Bank, and RhythmOne, with assistance from its outside counsel, Torys LLP, and Bird & Bird LLP (RhythmOne’s U.K. outside counsel) continued to conduct business and legal due diligence with respect to RhythmOne and YuMe, respectively, and negotiated the terms of the definitive merger agreement, as well as the form of tender and support agreement that RhythmOne required to be entered into by certain stockholders of YuMe.

On July 27, 2017, the YuMe board of directors met to discuss YuMe’s ongoing operations as a standalone business. During this meeting, the YuMe board of directors confirmed board committee appointments following the 2017 annual meeting of stockholders, including the appointment of the following independent directors to serve on the Special Committee: Mr. Singer, as chairman, Mr. Paisley, Stephen Domenik and John Mutch.

On August 2, 2017, the YuMe board of directors met with YuMe management and representatives of Pillsbury, to review the status of the proposed transaction with RhythmOne, including current deal terms, the rationale for the proposed transaction and timing of the proposed transaction. The YuMe board of directors directed management to continue to negotiate terms with RhythmOne and work toward the execution of a definitive agreement.

Between August 2, 2017 and August 10, 2017, representatives of YuMe management negotiated the terms of the potential acquisition of YuMe by RhythmOne. Each party also continued to conduct due diligence on the other party.

On August 10, 2017, the parties executed a revised non-binding letter of intent for RhythmOne to acquire YuMe for $1.70 in cash per Share and approximately $3.55 per Share in RhythmOne Shares for a total purchase price of approximately $5.25 per Share, subject to adjustment based on an average trading price of RhythmOne Shares applying the formula set out in the letter of intent and subject to a 0.39 pence-0.42 pence collar on the RhythmOne Shares (before giving effect to the RhythmOne share consolidation implemented on September 25, 2017).

From August 10, 2017 until September 2, 2017, each company conducted due diligence on the other company. These due diligence activities included the finance teams of both organizations, together with their respective outside accounting consultants, conducting a mutual forensic accounting diligence and a quality of earnings audit.

On August 23, 2017, RhythmOne issued a press release confirming that it was in discussions regarding the potential acquisition of YuMe, following which, YuMe issued a press release confirming the same. The closing price per Share as reported by the New York Stock Exchange on August 22, 2017 was $5.06 and on August 23, 2017 was $5.15.

On August 24, 2017, the YuMe board of directors met with representatives from management, Deutsche Bank and Pillsbury present. Management provided an update on the recent speculative public statements in the press regarding a potential transaction between YuMe and RhythmOne, noting that because certain rules and regulations in the UK required RhythmOne to issue a press release to address the speculation, YuMe released a similar statement that discussions were ongoing. Representatives of Deutsche Bank provided a process overview and discussed the current status of negotiations with respect to the potential transaction with RhythmOne, including certain preliminary financial information taking into account then-current transaction terms. YuMe management also provided an update with respect to the due diligence process, including forensic accounting due diligence, business due diligence and legal diligence, noting that they had identified no major concerns thus far, and described the current status of the definitive agreement. A representative from Pillsbury discussed with the YuMe board of directors certain tax matters, including whether the receipt of the stock portion of the consideration would be taxable. The YuMe board of directors considered other potential deal structures in light of uncertainty of the tax treatment of the transaction. The Board determined to take the position to preserve the possibility that the transaction should be treated as a tax-free reorganization and to provide certain cautionary disclosures to stockholders as the tax treatment of the transaction was uncertain.

On August 31, 2017, the YuMe board of directors held a meeting at which representatives of management, Deutsche Bank and Pillsbury were present. YuMe management provided the YuMe board of directors with an update on the proposed transaction with RhythmOne including the current deal structure, due diligence and material deal points, including closing conditions, lock-up requirements and board representation. The YuMe board of directors, together with management, discussed negotiation strategies and provided direction to management on outstanding deal points. Management also presented an update on tax considerations with respect to the proposed transaction, and the YuMe board of directors again reiterated its preference that YuMe preserve the possibility of a tax-free reorganization and to provide YuMe stockholders disclosure as to the uncertainty of the tax treatment. Representatives of Deutsche Bank discussed with the YuMe board of directors other strategic alternatives available to YuMe, including continuing to operate on a standalone basis, and reviewed the various steps taken in the strategic alternatives process including the parties contacted, the letters of intent received, and the history of negotiations with RhythmOne. The YuMe board of directors reviewed, together with management, the potential synergies of the proposed transaction with RhythmOne and the impact those could have on stockholder value. A representative from Pillsbury advised the YuMe board of directors on its fiduciary duties.

On September 2, 2017, the YuMe board of directors held a meeting with representatives of management, Deutsche Bank and Pillsbury. The YuMe board of directors once again discussed the current tax analysis, noting no changes since the last discussion, and then representatives of Deutsche Bank discussed the strategic process to date and the history of negotiations with RhythmOne.

On September 3, 2017, the YuMe board of directors held a meeting at which representatives of management, Deutsche Bank, Pillsbury and its outside accounting consultant were present. Representatives from the accounting consultant presented the findings of the forensic accounting due diligence review, discussing RhythmOne revenue recognition standards under IFRS, financial statement due diligence of both RhythmOne and its recently acquired companies, and other accounting due diligence matters. The YuMe board of directors discussed forecasts provided by RhythmOne and the anticipated synergies as a result of the potential combination of RhythmOne and YuMe. The YuMe board of directors directed management to request additional support on RhythmOne’s forecasts and the projected synergistic cost savings. YuMe management, together with representatives of Pillsbury, reviewed the overall process and timing of the transaction, including the negotiation of the definitive agreement and supporting documents, the material terms of the definitive agreement, the deal structure, support and lock-up agreements with officers, directors and major stockholders, closing conditions, offer conditions, no-shop terms, fiduciary out provisions, and termination provisions and related fees.

On September 3, 2017, representatives of each of RhythmOne, Torys, Pillsbury and YuMe continued to negotiate the definitive merger agreement, the tender and support agreements and the related disclosure schedules, including a series of discussions regarding the proposed purchase price between Mr. Singer and

Mr. Hastings. As a result of these discussions, the mechanism for calculating the stock consideration component that had been set forth in the August 10, 2017 letter of intent from RhythmOne was revised to lower the low-end of the collar from 0.39 pence to 0.375 pence (before giving effect to the RhythmOne share consolidation implemented on September 25, 2017), resulting in an increase of $0.13 per Share in total consideration to be paid to YuMe stockholders from what would have been paid under the terms of the letter of intent.

On September 4, 2017, the YuMe board of directors held two meetings to review the proposed transaction. During the first meeting, YuMe management presented additional information related to the due diligence performed by YuMe on RhythmOne, with the assistance of its advisors, including follow-up reports on the forensic accounting review, the anticipated synergies from the transaction and RhythmOne’s business. The YuMe board of directors also discussed the closing conditions set forth in the Merger Agreement.

During the second meeting of the YuMe board of directors held later in the day on September 4, 2017, Pillsbury began the meeting by advising the directors of their fiduciary duties in the context of considering a sale of the company. Management then reviewed the rationale for the transaction, the robust sales process, the prospects, risks and benefits of the proposed transaction with RhythmOne as well as the prospects, risks and benefits of YuMe remaining as a standalone entity, the consideration offered by RhythmOne, the return of capital to stockholders in light of the cash portion of the consideration, deal certainty matters, tax treatment and stockholder value, following which management made a recommendation in support of the proposed transaction with RhythmOne. Representatives of Deutsche Bank then joined the meeting and discussed the process undertaken by the YuMe board of directors to evaluate strategic alternatives which included outreach to 45 parties which ultimately resulted in three companies presenting non-binding offers. Representatives of Deutsche Bank reviewed and discussed with the YuMe board of directors certain financial analyses with respect to the consideration of $1.70 in cash and 7.325 RhythmOne Shares per Share (not giving effect to the share consolidation pursuant to which every 10 RhythmOne ordinary shares were consolidated into one RhythmOne ordinary share) and rendered an oral opinion to the YuMe board of directors, confirmed by delivery of a written opinion dated September 4, 2017, to the effect that as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection therewith, as described in Deutsche Bank’s opinion, the consideration of $1.70 in cash and 7.325 RhythmOne Shares per Share (not giving effect to the share consolidation pursuant to which every 10 RhythmOne ordinary shares were consolidated into one RhythmOne ordinary share) was fair, from a financial point of view, to the holders of Shares (other than RhythmOne and its affiliates). The opinion of Deutsche Bank is more fully described below under the heading “ —Opinion of YuMe’s Financial Advisor.” The YuMe board of directors then discussed, with input from management, the standalone prospects of YuMe and the risks and benefits of remaining a standalone company. The Board held a further discussion of the proposed transaction with RhythmOne, the diligence conducted on RhythmOne, the cash to be received by YuMe stockholders and the value of RhythmOne Shares to be received in the transaction, the anticipated value of such stock as a result of the announcement of this transaction and other factors, the reasons in support of the proposed transaction and the negative factors about the proposed transaction.

Following discussion, the YuMe board of directors unanimously agreed and determined that, for the reasons more fully described in “ —Reasons for the Recommendation of the YuMe board of directors”, the Offer and the Mergers were advisable and in the best interests of YuMe and its stockholders, and the YuMe board of directors voted unanimously to approve the Merger Agreement and the transactions contemplated thereunder.

The definitive merger agreement and the tender support agreements were executed following the YuMe board of directors meeting on September 4, 2017 and the transaction was announced prior to the opening of the AIM and the New York Stock Exchange.

(b) Reasons for the Recommendation of the YuMe board of directors

In evaluating the Offer, the Mergers and the Merger Agreement and reaching its decision to make the recommendation to the Stockholders that they tender their Shares in the Offer, the YuMe board of directors consulted with YuMe’s management and its legal and financial advisors, and also considered numerous substantive factors that it viewed as supporting its recommendation, including, but not limited to:

Value and Form of Transaction Consideration

•	that the Transaction Consideration of $1.70 in cash and 0.7325 RhythmOne Shares per Share to be received by the Stockholders in the Offer (after giving effect to the share consolidation pursuant to which every 10 RhythmOne Shares were consolidated into one RhythmOne Share) resulted in an implied value of $5.20 per Share based upon the pre-share consolidation exchange ratio of 7.325 RhythmOne Shares, the closing price per RhythmOne Share of £0.37 on August 22, 2017, the last trading day prior to RhythmOne’s public confirmation that it was in discussions with YuMe, a U.S. dollar to pound sterling exchange of 1.292x and the $1.70 in cash payable per Share;

•	that such implied value of $5.20 per Share represented a premium to the closing price of $5.06 per Share on August 22, 2017, to the volume weighted average closing price of $4.51 per Share for the 30 days ended August 22, 2017, and to the closing price of $3.44 per Share on November 9, 2016, which was the trading day prior to the public announcement by YuMe of its intent to explore and evaluate a range of strategic alternatives; and

•	that a portion of the Transaction Consideration will be paid in cash providing some immediate value and liquidity to the Stockholders, and a portion will be paid in RhythmOne Shares, providing the opportunity for the Stockholders to participate in the future growth and profitability of the combined entity.

Strategic Rationale for Mergers

•	A demand leader paired with a supply leader. YuMe offers demand-side software and services used by brands, agencies and trading platforms, a data management and targeting platform, first party data collection system and global programmatic capabilities. RhythmOne primarily focuses on the supply-side, and has sizeable owned and operated, controlled and extended reach properties, as well as established programmatic platform capabilities represented by its multi-channel, multi-format ad exchange, whereby advertisers and agencies can reach targeted, engaged audiences at scale. YuMe’s strong sales organization and relationships with agencies and brands and its demand side platform complement RhythmOne’s unified programmatic platform;

•	The benefits of scale. Advertisers want the value and scale from digital advertising that they previously experienced with television. The Transactions could potentially result in a combined company with one of the largest independent cross-device supply footprints in the industry which would allow advertisers to go to a single source to meet their advertising objectives rather than to a patchwork of boutique providers. The YuMe board of directors also expects that the combined company’s larger commercial profile will provide access to a more diverse investor base and additional sources of capital;

•	Comprehensive data insights. YuMe’s first-party data management and targeting platform provides insights for brand advertising campaigns. RhythmOne’s analytics, data management platform and brand safety technology provide transparency and drive results for performance-based campaigns. The unified, proprietary data set, augmented by machine-learning algorithms, could enable the combined company to successfully deliver against a broad range of advertising key performance indicators. The data could also offer significant insight for publishers looking to derive additional value from their audiences; and

•	Talent. RhythmOne and YuMe each have experienced, tenured teams that are aligned as to the vision for the combined company. These teams could directly benefit from operating a broader platform with greater revenue scale on a significantly stronger financial foundation.

Risks of Continuing to Operate as a Standalone Entity. YuMe’s prospects for substantially increasing stockholder value as a standalone company above the Transaction Consideration, including consideration of the following factors:

•	YuMe’s ability to build trust with and offer competitive pricing to advertisers and digital media property owners in an industry with larger, better capitalized competitors, as well as the need to develop and upgrade the technologies involved with YuMe’s solutions and respond to evolving customer demands, and the investment associated with such efforts;

•	the likelihood of YuMe achieving its growth plans in light of the current and future market conditions, including the risks and uncertainties in the U.S. and global economy generally and YuMe’s industry specifically;

•	the potential negative reaction of investors, employees, customers, distributors and suppliers if YuMe did not consummate a transaction as a result of its publicly announced strategic alternative review and the resulting impact on YuMe’s business and stock price;

•	a standalone company would not have the ability to achieve value through revenue and cost synergies that may be recognized by the combined company;

•	the fact that YuMe’s legacy direct business, particularly in its European operations, has not experienced revenue growth in the past three years;

•	despite early success, the sustainability of customer adoption of YuMe’s programmatic offering remains uncertain;

•	challenges associated with attracting and retaining talented employees;

•	lack of a comprehensive set of product features when compared with larger competitors with greater financial resources and scale;

•	the challenge of operating profitably, which can reduce the ability to scale organically;

•	the significant cost of being a public company in the United States, while operating a subscale business;

•	the general risks associated with YuMe’s ability to execute on a business plan that would create stockholder value in excess of the Transaction Consideration; and

•	the risk and uncertainty associated with YuMe’s business, including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

Opinion of Deutsche Bank. The financial analyses presented to the YuMe board of directors by Deutsche Bank with respect to the Transaction Consideration and the oral opinion of Deutsche Bank delivered to the YuMe board of directors, subsequently confirmed by delivery of a written opinion dated September 4, 2017, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection therewith, as described in Deutsche Bank’s opinion, the consideration of $1.70 in cash and 7.325 RhythmOne Shares per one Share was fair, from a financial point of view, to the holders of the Shares (other than RhythmOne and its affiliates). Following the delivery of Deutsche Bank’s opinion, the RhythmOne shareholders approved a share consolidation pursuant to which every 10 RhythmOne Shares were consolidated into one RhythmOne Share. As a result of this share consolidation and pursuant to the terms of the Merger Agreement, the consideration to be received for each Share will now be $1.70 in cash and 0.7325 RhythmOne Shares. The description of Deutsche Bank’s opinion and financial analyses in this document refers to the original consideration set forth in the Merger Agreement at the time of delivery of Deutsche Bank’s opinion.

Available Alternatives; Results of Discussions with Additional Third Parties. The possible alternatives to the Transactions (including the possibility of being acquired in whole or in part by another buyer, or continuing to operate as an independent entity, and the desirability and perceived risks of those alternatives), the potential benefits to the Stockholders of these alternatives and the timing and the likelihood of completing such alternatives, as well as the likelihood that such alternatives could result in greater value for the Stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The YuMe board of directors also considered the results of the process conducted by the YuMe board of directors prior to approval of the Merger Agreement, with the assistance of YuMe’s management and Deutsche Bank, to evaluate strategic alternatives, including the results of discussions with third parties regarding their interest in a potential business combination with YuMe and, the possibility that other bidders would make a superior proposal to acquire YuMe at a price higher than the Transaction Consideration.

Absence of Financing Condition and Other Limited Conditions. That the Offer is likely to be completed and the Mergers are likely to be consummated, based on, among other things, the absence of a financing condition and the limited number of other conditions to the Offer and the Mergers.

Timing of Completion. The anticipated timing of the consummation of the Transactions and the fact that the Transactions is structured as a tender offer and subsequent mergers, which can often be completed more promptly than other structures, meaning that all YuMe stockholders are likely to receive the Transaction Consideration more promptly.

The terms and conditions of the Merger Agreement, including:

•	under certain circumstances, RhythmOne would be required to extend the Offer beyond the initial expiration of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration of the Offer or, if applicable, certain subsequent expirations, which would increase the likelihood that the Offer could be consummated;

•	the ability of the YuMe board of directors to withdraw or modify its recommendation that the Stockholders vote to approve the Mergers in the event that there is an unsolicited bona fide acquisition proposal that the YuMe board of directors concludes in good faith (after consultation with its outside legal counsel and financial advisor) constitutes a superior proposal, and YuMe’s right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement, in both cases after giving RhythmOne four (4) business days’ notice and providing a “last look” to amend its offer prior to the YuMe board of directors’ withdrawing or modifying its recommendation and subject to payment of a termination fee;

•	the ability of the YuMe board of directors to withdraw or modify its recommendation in response to a material development or change in circumstances (not in connection with a competing acquisition proposal) that was not known to the YuMe board of directors as of the date of the Merger Agreement, if, in each case, (a) it determines in good faith, after consultation with its financial and legal advisors, that failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law; (b) allows for a five business day period to discuss such withdrawal or modification with RhythmOne in good faith; and (c) after such discussion, the YuMe board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duty under applicable law;

•	the customary nature of the conditions to RhythmOne’s obligations to consummate the Mergers and the risk of non-satisfaction of such conditions; and

•	the conclusion of the YuMe board of directors that the termination fee of $5,536,790.00 which is payable by YuMe if the Merger Agreement is terminated in connection with a superior proposal or certain other events is customary and reasonable and will not unduly inhibit the YuMe board of directors from approving a superior proposal if such were available.

Arm’s Length Negotiations. The belief of the YuMe board of directors that as a result of arm’s-length negotiations with RhythmOne, YuMe, with the assistance of its representatives had negotiated the highest price per Share that RhythmOne was willing to pay for YuMe and that the terms of the Merger Agreement include the most favorable terms to YuMe in the aggregate to which RhythmOne was willing to agree;

Ability to Participate in Future Growth. The fact that the Stockholders will have the opportunity to participate in any future earnings or growth of the resulting combined entity following the Mergers, and will benefit from any future appreciation in the value of RhythmOne, including appreciation resulting from potential synergies;

Tax Treatment. The Transaction may qualify for tax-deferred treatment as a “reorganization” for U.S. federal income tax purposes, in which case U.S. Stockholders would not be able to recognize any loss, but would be required to recognize gain only up to the amount of cash received; and

Availability of Appraisal Rights. The availability of statutory appraisal rights under the DGCL in connection with the Mergers for Stockholders who comply with the statutory requirements of the DGCL and who believe that exercising their appraisal rights would yield a greater per share amount than the Mergers would.

The YuMe board of directors also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transaction, including the following:

Effect of Public Announcement. Possible effects of the announcement and pendency of the Transaction on YuMe’s operations, employee retention, and relationships with distributors, customers, and suppliers;

Restrictions on Conduct of Business. The restrictions in the Merger Agreement on the conduct of YuMe’s business prior to the consummation of the Transactions, which may delay or prevent YuMe from undertaking business or other opportunities that may arise prior to the consummation of the Transactions, and the potentially adverse impact on YuMe’s business and financial condition if the Transactions are not consummated;

Potential decrease in the implied value and premium to the Stockholders if the RhythmOne stock price declines before the First Merger is consummated. The risk that the value of RhythmOne Shares may decline relative to the Shares during the period of time between the execution of the Merger Agreement and the closing of the First Merger, which would result in a lower value and premium paid to the Stockholders. There is no adjustment mechanism or other protections in the Merger Agreement to address significant fluctuations in the stock price of RhythmOne Shares relative to the Shares or to address fluctuations in the comparative value of the pound sterling and the U.S. dollar. As a result, the value and premium paid to the Stockholders at the closing of the First Merger may be lower or greater than the implied value and premium paid to the Stockholders as of the time the parties executed the Merger Agreement.

Inability to Obtain Approvals or the Failure of Other Conditions. The risk that the Transactions may not receive required government approvals, that a governmental authority may prohibit the Transactions, or that other conditions to the parties’ obligations to complete the Transactions will not be satisfied, and as a result, the possibility that the Transactions may not be completed even if a majority of outstanding shares are tendered in the Offer;

Significant Monetary and Opportunity Costs. The significant financial costs involved with completing the Transactions, the substantial time and effort of management required to complete the Transactions, and the related disruptions to YuMe’s operations;

No Solicitation of Alternative Acquisition Proposals. The restrictions in the Merger Agreement that prohibit YuMe from soliciting or initiating discussions with third parties regarding a competing offer for YuMe, and place certain constraints on YuMe’s ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the YuMe board of directors;

Termination Fee. The termination fee payable to RhythmOne upon the occurrence of certain events may deter other potential acquirors from publicly making a competing offer for YuMe that might be more advantageous to the Stockholders, and the impact of the termination fee on YuMe’s ability to engage in certain other transactions following the termination of the Merger Agreement;

Reimbursement of RhythmOne’s expenses. The requirement for YuMe to pay RhythmOne’s actual and reasonable out-of-pocket expenses up to $500,000 incurred in connection with the Merger Agreement, if less than a majority of outstanding Shares are tendered in the Offer and the Merger Agreement is terminated after the March 31, 2018 (or April 30, 2018 under certain circumstances);

Potential decrease in liquidity. The liquidity in AIM-traded shares tends to be significantly lower than that of NYSE-traded shares. This could make it more difficult for the Stockholders to sell their RhythmOne Shares following the closing of the Transactions and could adversely affect the price of those shares.

Tax Treatment. The possibility that the Transactions may not qualify for tax-deferred treatment as a “reorganization” for U.S. federal income tax purposes, in which case the Stockholders would recognize gain or loss in full, taking into account the amount of cash and the fair market value of RhythmOne Shares received; and even if the Transactions qualify as a “reorganization” for U.S. federal income tax purposes, the Stockholders would not be able to recognize any loss, and would be required to recognize any gain up to the amount of cash received (a smaller portion of the total consideration than the stock consideration); and

Potential Conflicts of Interest of Officers and Directors. The arrangements and possible conflicts of interest of YuMe’s officers and directors.

The YuMe board of directors based its ultimate decision on its business judgment that the benefits of the Offer and the Mergers to the Stockholders outweigh the negative considerations. The YuMe board of directors determined that the Offer and the Mergers represent the best reasonably available alternative to maximize Stockholder value with the least risk of non-completion.

This discussion of the information and factors considered by the YuMe board of directors includes the material positive and negative factors considered by the YuMe board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the YuMe board of directors. The YuMe board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Mergers, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the interests of the YuMe stockholders. Rather, the YuMe board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, YuMe’s management and YuMe’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the YuMe board of directors may have given different weight to different factors. This explanation of the reasoning of the YuMe board of directors and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8—Forward-Looking Statements”.

For the reasons described above, the YuMe board of directors unanimously recommends that the Stockholders accept the Offer and tender their Shares in the Offer.

Opinion of YuMe’s Financial Advisor

At the September 4, 2017 meeting of the YuMe board of directors, Deutsche Bank, financial advisor to YuMe, rendered its oral opinion to the YuMe board of directors, subsequently confirmed by delivery of a written opinion dated September 4, 2017, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection therewith, as described in Deutsche Bank’s opinion, the consideration of $1.70 in cash and 7.325 RhythmOne Shares per Share was fair, from a financial point of view, to the holders of the outstanding Shares (other than RhythmOne and its affiliates).

Following the delivery of Deutsche Bank’s opinion, the holders of RhythmOne Shares approved a share consolidation pursuant to which every 10 RhythmOne Shares were consolidated into one RhythmOne Share. As a result of this share consolidation and pursuant to the terms of the Merger Agreement, the consideration to be received for each Share will now be $1.70 in cash and 0.7325 RhythmOne Shares. The description of Deutsche Bank’s opinion and financial analyses in this Schedule 14D-9 refers to the original consideration set forth in the Merger Agreement at the time of delivery of Deutsche Bank’s opinion.

The full text of Deutsche Bank’s written opinion, dated September 4, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with the opinion, is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference (the “opinion”). The summary of Deutsche Bank’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the YuMe board of directors in connection with and for the purpose of its evaluation of the Transactions. Deutsche Bank’s opinion was limited to the fairness of the consideration of $1.70 in cash and 7.325 RhythmOne Shares per Share, from a financial point of view, to the holders of the outstanding Shares (other than RhythmOne and its affiliates) as of the date of the opinion. Deutsche Bank’s opinion did not address any other terms of the Transactions, the Mergers, the Merger Agreement or any other agreement entered into or to be entered into in connection with the Transactions. The YuMe board of directors did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the Transactions, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of YuMe, nor did it address the fairness of the contemplated benefits of the Transactions. Deutsche Bank expressed no opinion as to the merits of the underlying decision by YuMe to engage in the Transactions or the relative merits of the Transactions as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to whether or not any holder of Shares should tender Shares pursuant to the Offer or, if applicable, how any holder of Shares should vote with respect to the Transactions or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to, or to be received by, any of the officers, directors, or employees of any party to the Transactions, or any class of such persons, in connection with the Transactions, whether relative to the consideration of $1.70 in cash and 7.325 RhythmOne Shares per Share or otherwise. Deutsche Bank’s opinion did not in any manner address what the value of the RhythmOne Shares will actually be when issued pursuant to the Transactions or the prices at which Shares, the RhythmOne Shares or any other securities will trade following the announcement or consummation of the Transactions.

In connection with Deutsche Bank’s role as financial advisor to YuMe, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning YuMe and certain internal analyses, financial forecasts and other information relating to YuMe prepared by management of YuMe. In addition, Deutsche Bank reviewed certain forecasts of the amount and timing of certain cost savings and operating efficiencies projected by the management of YuMe to result from the Transactions, as approved for Deutsche Bank’s use by YuMe (the “Synergies”). Deutsche Bank also reviewed certain publicly available financial and other information concerning RhythmOne and certain internal analyses, financial forecasts and other information related to RhythmOne prepared by management of RhythmOne and approved by YuMe for Deutsche Bank’s use. Deutsche Bank also held discussions with certain senior officers of YuMe regarding the businesses and prospects of YuMe, RhythmOne and the combined company and with certain senior officers of

RhythmOne regarding the business and prospects of RhythmOne and the combined company. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Shares and the RhythmOne Shares;

•	compared certain financial and stock market information for YuMe and RhythmOne with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

•	reviewed the Merger Agreement; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning YuMe, RhythmOne or the combined company, including, without limitation, any financial information considered in connection with the rendering of Deutsche Bank’s opinion. Accordingly, for purposes of Deutsche Bank’s opinion, Deutsche Bank, with the knowledge and permission of the YuMe board of directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of YuMe, RhythmOne, or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of YuMe, RhythmOne any of their respective subsidiaries or the combined company (or the impact of the Transactions thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the YuMe forecasts, Synergies and RhythmOne forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the knowledge and permission of the YuMe board of directors, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of YuMe (in the case of the YuMe forecasts and the Synergies) and RhythmOne (in the case of the RhythmOne forecasts), as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank, as of the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which Deutsche Bank becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed with the knowledge and permission of the YuMe board of directors that, in all respects material to Deutsche Bank’s analysis, the Transactions would be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis. Deutsche Bank also assumed with knowledge and permission of the YuMe board of directors that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transactions would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to Deutsche Bank’s analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by YuMe and its other advisors with respect to such issues.

YuMe selected Deutsche Bank as its financial advisor in connection with the Transactions based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between YuMe and Deutsche Bank, dated October 6, 2016, YuMe agreed to pay Deutsche Bank a fee estimated to be approximately $3,510,000 for its services as financial advisor to YuMe in connection with the Transactions, of which $400,000 became payable upon delivery of its opinion (or would have become payable if Deutsche Bank had advised the YuMe board of directors that it was unable to render an opinion) and the remainder of which is contingent upon consummation of the Offer. YuMe has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement.

Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). The DB Group has not received fees from YuMe or RhythmOne with respect to any investment banking, transaction banking or corporate banking services unrelated to the Transactions since January 1, 2015. One or more member of the DB Group may provide investment and commercial banking services to RhythmOne, YuMe or their respective affiliates in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of RhythmOne, YuMe and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments, and obligations.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses presented by Deutsche Bank to the YuMe board of directors on September 4, 2017, and that were used in connection with rendering its opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described below represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Deutsche Bank’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 1, 2017, and is not necessarily indicative of current market conditions.

In preparing its analysis, Deutsche Bank utilized calculations of, among other things, (i) enterprise value, calculated as equity value plus net debt (“EV”), (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”) and (iii) earnings before interest, taxes, depreciation and amortization adjusted to exclude the impact of certain non-cash and non-recurring items (for purposes of this “Opinion of YuMe’s Financial Advisor” section only “Adjusted EBITDA”). For purposes of its analysis, Deutsche Bank calculated the implied value of the consideration to be paid in the Transactions as $5.20 per Share based upon the exchange ratio of 7.325 RhythmOne Shares, the closing price per RhythmOne Share of £0.37 on August 22, 2017, the last trading day prior to RhythmOne’s public confirmation that it was in discussions with YuMe, a U.S. dollar to British pound exchange of 1.292x and the $1.70 in cash payable per Share.

Selected Public Companies Analysis

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for YuMe and RhythmOne with corresponding financial information and valuation measurements for the following publicly-traded advertising technology and software companies:

•	Criteo S.A.

•	Marchex, Inc.

•	Matomy Media Group Ltd.

•	Perion Network Ltd.

•	Taptica International Ltd

•	Tremor Video, Inc.

•	The Rubicon Project, Inc.

•	The Trade Desk, Inc.

Although none of RhythmOne or the other selected companies is directly comparable to YuMe, and none of YuMe or the other selected companies is directly comparable to RhythmOne, for the purpose of selecting the companies for this analysis, Deutsche bank utilized its professional judgment and experience as investment bankers, taking into account several factors, including, among other things, YuMe’s and RhythmOne’s operational capabilities and financial profile compared with those of the selected companies, the competitive landscape in which YuMe, RhythmOne and the selected companies operate and YuMe’s and RhythmOne’s product offerings and those of the selected companies. Accordingly, the analysis of selected publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of each of the common stock or common equity of each of the selected companies (other than RhythmOne) on September 1, 2017, information contained in the then most recent public filings of such selected companies, and analyst consensus estimates of Adjusted EBITDA for calendar year 2017 for each such selected company (other than RhythmOne), Deutsche Bank calculated EV as a multiple of the estimated calendar year 2017 Adjusted EBITDA with respect to such selected companies.

Deutsche Bank calculated the same multiple for RhythmOne based upon RhythmOne management’s estimate of calendar year 2017 Adjusted EBITDA. Deutsche Bank also calculated the same multiple for YuMe based upon YuMe’s management’s estimate of calendar year 2017 Adjusted EBITDA of YuMe and implied EV of YuMe based upon the implied value of the consideration of $5.20 per Share. The results of this analysis are summarized as follows:

EV/CY2017E Adjusted EBITDA
Selected Companies
Criteo S.A.	10.7x
Marchex, Inc.	Not Meaningful (“NM”)*
Matomy Media Group Ltd.	6.1x
Perion Network Ltd.	4.4x
Taptica International Ltd	7.7x
Tremor Video, Inc.	NM
The Rubicon Project, Inc.	5.0x
The Trade Desk, Inc.	NM
RhythmOne	NM
Median	6.1x

YuMe (at 5.20 per Share)	6.7x

*	Multiples that were negative or above 15.0x were considered not meaningful and excluded.

For purposes of its analyses, the foregoing multiples for Taptica International Ltd and Tremor Video, Inc. were calculated to adjust for Taptica International Ltd’s acquisition of Tremor Video Inc.’s demand-side platform business.

Based in part upon the multiples of the selected companies described above and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied values per Share on a fully-diluted basis of approximately $4.14 to $5.65 per Share by applying multiples of EV to calendar 2017 Adjusted EBITDA of 5.0x to 7.5x to YuMe’s management estimates of calendar year 2017 Adjusted EBITDA.

Selected Transactions Analysis

Deutsche Bank reviewed publicly available information relating to the nine selected advertising technology transactions announced since May 2015 described in the table below, which are referred to in this section as the “selected transactions”.

Although none of the selected transactions is directly comparable to the Transactions, the companies that participated in the selected transactions were selected by Deutsche Bank based upon its professional judgment and experience as investment bankers and its knowledge of transactions of a similar nature and are such that, for purposes of analysis, the selected transactions may be considered similar to the Transactions.

With respect to each selected transaction and based on publicly available information, Deutsche Bank calculated the multiples of the target’s EV to last twelve months (“LTM”) Adjusted EBITDA. The following table presents the results of this analysis:

Date Announced	Target	Acquirer	EV/LTM Adjusted EBITDA
August 28, 2017	MaxPoint Interactive, Inc.	Valassis Communications, Inc.	NM	*
August 7, 2017	Tremor Video, Inc. demand-side platform	Taptica International Ltd	3.1x
July 18, 2017	Rocket Fuel Inc.	Sizmek Inc.	9.5x
December 14, 2016	NeuStar, Inc.	Golden Gate Private Equity, Inc.	5.9x
November 10, 2016	TubeMogul, Inc.	Adobe Systems Incorporated	NM
August 3, 2016	Sizmek Inc.	Vector Capital	6.2x
July 25, 2016	Yahoo! Inc. core assets	Verizon Communications Inc.	7.9x
December 1, 2015	Undertone	Perion Network Ltd.	9.2x
May 12, 2015	AOL Inc.	Verizon Communications Inc.	8.3x

Median			7.9x

*	Multiples that were negative or above 15.0x were considered not meaningful and excluded.

Based in part upon the multiples of the selected transactions described above, and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied value per Share of approximately $4.31 to $5.89 per Share on a fully-diluted basis by applying multiples of EV to calendar 2017 Adjusted EBITDA of 6.0x to 9.0x to YuMe’s management estimates of calendar year 2017 Adjusted EBITDA.

Discounted Cash Flow Analysis

Deutsche Bank also performed a discounted cash flow analysis to determine a range of implied net present values per Share. Deutsche Bank applied discount rates ranging from 12.0% to 15.8% to estimates of the future unlevered free cash flows of YuMe for the calendar years 2017 through 2021, and to a range of estimated terminal values for YuMe at the end of such period based upon the YuMe forecasts to determine a range of implied enterprise values for YuMe as of September 1, 2017. For purposes of its financial analyses, Deutsche Bank calculated unlevered free cash flow as (a) Adjusted EBITDA less, (b) stock based compensation expense less, (c) cash taxes, less (d) capital expenditures, less (e) change in net working capital. Deutsche Bank derived the foregoing range of discount rates utilizing a weighted average cost of capital analysis based on certain financial metrics for YuMe, RhythmOne, Criteo S.A., Marchex, Inc., Perion Network Ltd., Tremor Video, Inc., The Rubicon Project, Inc. and The Trade Desk, Inc. The terminal values were calculated using a range of perpetuity growth rates of 3.0% to 5.0%. Deutsche Bank then added cash (net of debt) and divided the result by the number of fully diluted Shares outstanding using the treasury method. This analysis resulted in a range of implied net present values of Shares as of September 1, 2017 of approximately $3.08 to $4.60 per Share.

Other Information

Deutsche Bank also noted for the YuMe board of directors certain additional factors that were not considered part of its financial analysis with respect to its opinion but were referenced for informational purposes.

Specifically, Deutsche Bank reviewed the historical trading prices for the Shares and RhythmOne Shares for each trading day during the 52-week period ended September 1, 2017, and noted that during such 52-week period (a) the price per Share ranged from a low of $2.22 per Share on November 11, 2016 (adjusted for a $1.00 special dividend prior to the June 29, 2017 ex-dividend date) to a high of $5.90 per Share on August 30, 2017, (b) the price per RhythmOne Share ranged from a low of $0.41 per Share on August 11, 2017 to a high of $0.63 per Share on May 12, 2017, converted from GBP at the daily closing spot exchange rate, and (c) the daily exchange ratio for one Share calculated by dividing the closing price per Share (adjusted for a $1.00 special dividend prior to the June 29, 2017 ex-dividend date and the cash consideration of $1.70 per Share) by the closing price per RhythmOne Share on each relevant date ranged from a low of 1.148 RhythmOne Shares to a high of 8.845 RhythmOne Shares per Share, which, when adjusted for the cash consideration of $1.70 per Share and the special dividend, implied a value range of $2.22 to $5.70 for each Share.

In addition, Deutsche Bank performed a discounted cash flow analysis to determine a range of implied net present values per RhythmOne Share. Deutsche Bank applied discount rates ranging from 12.0% to 15.8% to estimates of the future unlevered free cash flows of RhythmOne for the calendar years 2017 through 2021, and to a range of estimated terminal values for RhythmOne at the end of such period based upon the RhythmOne forecasts to determine a range of implied enterprise values for RhythmOne as of September 1, 2017. For purposes of its financial analyses, Deutsche Bank calculated unlevered free cash flow as (a) Adjusted EBITDA less, (b) stock based compensation expense less, (c) cash taxes, less (d) capital expenditures, less (e) change in net working capital. Deutsche Bank derived the foregoing range of discount rates utilizing a weighted average cost of capital analysis based on certain financial metrics for RhythmOne, YuMe, Criteo S.A., Marchex, Inc., Perion Network Ltd., Tremor Video, Inc., The Rubicon Project, Inc. and The TradeDesk, Inc. The terminal values were calculated using a range of perpetuity growth rates of 3.0% to 5.0%. Deutsche Bank then added cash (net of debt) and divided the result by the number of fully diluted RhythmOne Shares outstanding using the treasury method. This analysis resulted in a range of implied net present value per RhythmOne Share as of September 1, 2017 of approximately $0.60 to $1.00 per Share.

Deutsche Bank also reviewed the stock price targets for the RhythmOne Shares in four publicly available research analysts’ reports published since June 26, 2017, which indicated a price target range from a low of £0.61 per share to a high of £0.93 per share with a median of £0.75 (or $0.97 based upon a U.S. dollar to pound sterling exchange rate of 1.292x).

Miscellaneous

This summary is not a complete description of Deutsche Bank’s opinion or the underlying analyses and factors considered in connection with Deutsche Bank’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche

Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to YuMe, RhythmOne, the combined company or the Transactions.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the YuMe board of directors as to the fairness of the consideration of $1.70 in cash and 7.325 RhythmOne Shares per Share (unadjusted for RhythmOne’s share consolidation completed on September 25, 2017), from a financial point of view, to the holders of Shares (other than RhythmOne and its affiliates) as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of YuMe with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank or YuMe. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual, past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of YuMe or RhythmOne or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Transactions, including the consideration, were determined through arm’s-length negotiations between YuMe and RhythmOne and were approved by the YuMe board of directors. Although Deutsche Bank provided advice to the YuMe board of directors during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the YuMe board of directors.

Deutsche Bank did not recommend any specific consideration to YuMe or the YuMe board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions. As described above, the opinion of Deutsche Bank and its presentation to the Board of Directors were among a number of factors taken into consideration by the YuMe board of directors in making its determination to approve the Merger Agreement and the Transactions.

(c) Intent to Tender

Directors and Executive Officers

To YuMe’s knowledge, after making reasonable inquiry, YuMe has been advised that all of YuMe’s directors, executive officers, affiliates and subsidiaries intend to tender pursuant to the Offer all of the issued and outstanding Shares over which they have dispositive power. For a discussion regarding the decision of the YuMe board of directors with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “ —Solicitation/Recommendation” and “ —Reasons for the Recommendation” in this Item 4.

On September 4, 2017, in connection with the Merger Agreement, each of VIEX Capital Advisors, LLC, AVI Partners, LLC, their respective affiliates, and each director and executive officer of YuMe entered into Tender and Support Agreements whereby each such stockholder, director or executive officer agreed to tender and not withdraw all of their respective Shares into the Offer. However, 798,000 Shares, deemed to be beneficially owned by AVI and its affiliates and held in an AVI separately managed account, will not be subject to any of the provisions in the Tender and Support Agreement, if AVI or its affiliates receives any instructions from the beneficial account holder of such Shares that are contrary to the agreements, instructions, restrictions or other provisions contained in the Tender and Support Agreement. A copy of the form of Tender and Support Agreement is attached hereto as Exhibit (e)(2).

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

See “Item 4—The Solicitation or Recommendation—Opinion of YuMe’s Financial Advisor” for a description of YuMe’s engagement with Deutsche Bank which is incorporated by reference herein.

Except as set forth above, neither YuMe nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Stockholders of YuMe on its behalf in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past sixty (60) days by YuMe or, to the knowledge of YuMe, any current executive officer, director, affiliate or subsidiary of YuMe other than as set forth below:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Anthony Carvalho	12/08/2017	1,880	$3.77	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of Company RSUs

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by YuMe in response to the Offer which relate to a tender offer or other acquisition of YuMe’s securities by YuMe, any subsidiary of YuMe or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by YuMe in response to the Offer that relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving YuMe or any subsidiary of YuMe, (2) any purchase, sale or transfer of a material amount of assets by YuMe or any subsidiary of YuMe or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of YuMe.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the YuMe board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

(c) Other Material Information

(1) Antitrust Compliance

HSR Act

YuMe has reviewed applicable antitrust or competition laws relevant to the Offer and the Mergers, including such laws in the United States and elsewhere. Although there can be no assurance that the Offer will not be challenged by a private party or governmental entity, based on a review of YuMe’s business, YuMe,

RhythmOne and Purchaser believe that the Offer and the Mergers can be completed in compliance with all antitrust or competition laws and no filings will be required in connection with the Offer or the Mergers, other than as described below.

Under the Hart-Scott-Rodino (“HSR”) Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the First Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of RhythmOne and YuMe filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 18, 2017, and on September 29, 2017, the FTC granted early termination of the waiting period under the HSR Act, which became effective on September 29, 2017.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Mergers, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of RhythmOne, YuMe or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

(2) Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, Stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than Transaction Consideration per Share. Any Stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Mergers, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, THE FULL TEXT OF WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.

STOCKHOLDERS SHOULD CAREFULLY REVIEW THE FULL TEXT OF SECTION 262 OF THE DGCL AS WELL AS THE INFORMATION DISCUSSED BELOW.

Under the DGCL, if the Transaction is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Transactions, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the First Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF DELAWARE LAW. Under the DGCL, no additional notice is required to be provided to Stockholders prior to the Effective Time and YuMe, RhythmOne and Purchaser do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Within ten (10) days following the Effective Time, YuMe will provide notice of the effective date of the Merger to each Stockholder who is entitled to appraisal rights and who has demanded appraisal of such Stockholder’s Shares in accordance with Section 262 of the DGCL within the later of the consummation of the Offer and January 24, 2018.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such Stockholder must do all of the following:

i)	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to YuMe, Inc., 1204 Middlefield Road, Redwood City, California 94063, Attention: Corporate Secretary, a written demand for appraisal of the Shares held, which demand must reasonably inform YuMe of the identity of the Stockholder and that the Stockholder is demanding appraisal;

ii)	not tender their Shares in the Offer; and

iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the Exchange Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to YuMe as described herein.

As provided under Section 262, failure of a Stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such Stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the Stockholder of record. The demand should set forth, fully and correctly, the Stockholder’s name as it appears on the share certificate or certificates that represent such Stockholder’s Shares or in the book entry that represents such Stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a Stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform YuMe of the identity of the holder(s) of record (which may be a nominee as described above) and that such Stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the First Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. YuMe is under no obligation, and has no present intention, to file such a petition. Accordingly, any Stockholder who wishes to perfect such Stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any Stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such Stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a Stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the First Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the First Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a Stockholder, service of a copy thereof must be made upon the First Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all Stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by YuMe. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the First Surviving Corporation and the petitioning Stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those Stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the Stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such Stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such Stockholder.

After determining the Stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of Consideration per Share or the merger consideration payable in the Merger (which is equivalent to Consideration per Share). In determining “fair value”, the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015), that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a Stockholder, the Court may also order that all or a portion of the expenses incurred by any Stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no Stockholder, whether or not such Stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to Stockholders of record as of a record date prior to the Effective Time).

If any Stockholder who demands appraisal of such Stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such Stockholder’s right to appraisal, as provided in the DGCL, the Shares of such Stockholder will be converted into the right to receive the Transaction Consideration per share, without interest and subject to any taxes required to be withheld under applicable law, and then such Stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive payment of the Transaction Consideration per Share.

At any time within 60 calendar days after the Effective Time, any Stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a Stockholder may withdraw a demand for appraisal only with the written consent of the First Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any Stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any Stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such Stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

(3) Stockholder Approval of the Merger Not Required

Neither RhythmOne nor Purchaser is, nor at any time during the last three years has been, an “interested Stockholder” of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, RhythmOne and the Purchaser do not anticipate seeking the approval of YuMe’s remaining Stockholders before effecting the First Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the First Merger without a vote of the Stockholders in accordance with Section 251(h) of the DGCL.

(4) Delaware Business Combinations Statute / Takeover Statutes

YuMe is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including (i) a person who owns 15% or more of a corporation’s outstanding voting stock or (ii) a person who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder and the affiliates and associates of such person) from engaging in a “business combination” (defined to include Merger and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer); or

•	the business combination was approved by the Board of Directors of the corporation and ratified by 66 2⁄3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, at the meeting held on September 4, 2017, the YuMe board of directors approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. YuMe, directly or through subsidiaries, conducts business in other states, some of which may have enacted such laws. In its resolutions approving the Merger Agreement on September 4, 2017, the YuMe board of directors resolved that the Merger Agreement and the Transactions contemplated by the Merger Agreement and the Tender and Support Agreements will be, to the extent permitted by applicable law, exempt from any such applicable takeover or anti-takeover laws.

(5) Certain Financial Forecasts

YuMe’s management does not as a matter of course make detailed or long-term public forecasts or projections as to its future financial performance beyond the then current quarter due to the unpredictability of the underlying assumptions and estimates and uncertainty inherent in YuMe’s business. However, in connection with strategic planning and decision-making purposes, YuMe’s management has prepared internal forecasts and projections for the YuMe board of directors. In addition, in connection with the strategic process that resulted in the proposed Offer and Mergers, including, without limitation, the due diligence process and evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Mergers, as described in this Schedule 14D-9, YuMe’s management prepared financial projections for fiscal years 2017 through 2021 (the “Forecasts”). The Forecasts were provided to the YuMe board of directors, Deutsche Bank and RhythmOne in preparation for their analysis and evaluation of YuMe and its businesses. The Forecasts are provided below to give the Stockholders access to certain nonpublic information that was available to RhythmOne and the RhythmOne board of directors at the time of the evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Mergers.

These Forecasts were developed from historical financial statements and a series of assumptions and estimates of YuMe’s management related to future trends and did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Mergers or any other effects of such terms. The Forecasts were prepared by YuMe’s management for internal use and were not prepared with a view to public disclosure, except to the parties identified below, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles. No independent registered public accounting firm, has audited, reviewed, examined, compiled, nor applied any agreed-upon procedures with respect to the accompanying prospective financial information nor have they expressed any opinion or any other form of assurance on such information or its achievability. The PricewaterhouseCoopers LLP report incorporated by reference in this Schedule 14D-9 relates to YuMe’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The Forecasts were prepared by employees of YuMe without the assistance of RhythmOne, Purchaser or any of their affiliates.

Before entering into the Merger Agreement, representatives of RhythmOne and Purchaser conducted a due diligence review of YuMe, and in connection with their review, RhythmOne and Purchaser received certain non-public information concerning YuMe, including the Forecasts. This information was also furnished to Deutsche Bank. YuMe’s management and the YuMe board of directors instructed Deutsche Bank to rely on these Forecasts as the basis for its analysis in rendering its fairness opinions described in more detail above. YuMe’s management also advised RhythmOne and Purchaser that the financial projections provided to them on August 28, 2017 and set forth below for fiscal years 2017 through 2021 represented YuMe’s management’s best estimate as to YuMe’s future performance on a stand-alone basis.

These Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of YuMe and exclude, among other things, transaction-related expenses. The Forecasts show gross revenue, Adjusted EBITDA and unlevered free cash flow. Important factors that may affect actual results and results of YuMe’s operations, or could lead to the Forecasts not being achieved include, but are not limited to: customer demand for YuMe’s products, successful and timely development of products, an evolving competitive landscape, rapid technological change, margin shifts in the industry, RhythmOne’s dependence on a limited number of customers in a highly competitive industry, successful management and retention of key personnel, unexpected expenses and general economic conditions, and other factors that are more fully described in the “Risk Factors” section of YuMe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017, as filed with the SEC. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which YuMe operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of YuMe and its management. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any member of YuMe or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither YuMe nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Forecasts have not been updated since they were prepared, and do not take into account any circumstances or events occurring after the date they were prepared, including the September 5, 2017 announcement of the parties’ entry into the Merger Agreement or subsequent integration planning activities. In addition, the Forecasts do not take into account the effect of any failure of the Mergers to occur and should not be viewed as accurate or continuing in that context. Neither YuMe nor any of their respective affiliates intends to make publicly available an update or other revisions to the Forecasts. Neither YuMe nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Stockholder or other person regarding the ultimate performance of YuMe compared to the information contained in the Forecasts or that the Forecasts will be achieved. YuMe has made no representation to RhythmOne or Purchaser or any of their respective affiliates concerning the Forecasts.

The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any Stockholder’s decision whether to tender Shares in the Offer, but because this information was made available by YuMe to RhythmOne, Purchaser and Deutsche Bank. The information from the Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding YuMe contained in YuMe’s public filings with the SEC.

All Forecasts are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in YuMe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in these or YuMe’s other periodic reports are not applicable to any forward looking statements made in connection with the Offer.

Stockholders are cautioned not to place undue reliance on the Forecasts included in this Schedule 14D-9.

A summary of the information that was included in the Forecasts is set forth below, including reconciliation between the Non-GAAP prospective financial information and the comparable GAAP measures for fiscal years 2017 through 2021.

(in millions)	2017E	2018E	2019E	2020E	2021E
Revenue	$162	$170	$183	$197	$213

Net income/(loss)	10	11	11	11	16
Add: Income taxes	1	—	1	6	8
Add: Depreciation and amortization	7	6	8	8	9
Add: Stock-based compensation	5	5	5	5	5
Adjusted EBITDA(1)	$23	$22	$25	$30	$38

Adjusted EBITDA(1)	$23	$22	$25	$30	$38
Less: Stock-based compensation	(5)	(5)	(5)	(5)	(5)
Less: Cash paid for taxes	—	—	(3)	(6)	(8	)(2)
Less: Capital expenditures	(9)	(9)	(10)	(11)	(11)
Less: Change in net working capital	4	(1)	(1)	(1)	(3)
Unlevered Free Cash Flow(3)	$12	$7	$6	$8	$11

(1)	EBITDA is earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes the impact of stock-based compensation expense.
(2)	Includes U.S. federal income tax savings expected from the utilization of $27 million of net operating loss carryforwards in fiscal years 2017, 2018 and 2019, Forecasts assume a 35% tax rate.
(3)	Unlevered Free Cash Flow as used in the Forecasts represents Non-GAAP Adjusted EBITDA less stock-based compensation, cash paid for taxes (based on EBIT adjusted for stock-based compensation), capital expenditures and change in net working capital.

(6) SEC Periodic Reports

YuMe is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. YuMe is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of their securities and any material interest of such persons in transactions with YuMe, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows YuMe to “incorporate by reference” information into this Schedule 14D-9, which means that YuMe can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

For additional information regarding the business and financial results of YuMe, please see the following documents that have been filed by YuMe with the SEC, each of which is incorporated herein by reference:

•	Form 10-K for the fiscal year ended December 31, 2016 filed on March 10, 2017, as amended by the Form 10-K/A filed on April 28, 2017;

•	The portions of YuMe’s Definitive Proxy Statement on Schedule 14A for the fiscal year ended December 31, 2016, filed on June 16, 2017 that are incorporated by reference into Part II of YuMe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016

•	Form 10-Q for the quarters ended March 31, 2017, June 30, 2016 and September 30, 2017; and

•	Form 8-Ks filed on March 6, 2017, April 21, 2017, May 9, 2017, June 22, 2017, July 28, 2017, August 8, 2017, September 5, 2017, September 28, 2017, October 3, 2017 and October 6, 2017.

(7) Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, the forecasts, statements regarding the expected timing and closing of the Offer and the Transactions, the ability of YuMe to complete the Transactions, the operations of YuMe’s business during the pendency of the Transactions and the expectations for the business in the event the Transactions are completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Stockholders will not tender Shares in the Offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to YuMe; the outcome of legal proceedings that may be instituted against YuMe and/or others related to the proposed transaction; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners ongoing operational risks to the conduct of YuMe’s business, failure to achieve the forecasts; and those additional factors discussed in YuMe’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. YuMe cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and YuMe undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated December 22, 2017 (incorporated by reference to the Registration Statement on Form F-4 filed by RhythmOne on December 22, 2017).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to the Registration Statement on Form F-4 filed by RhythmOne on January 4, 2018).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to the Registration Statement on Form F-4 filed by RhythmOne on January 4, 2018).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 of Amendment No. 1 to the Registration Statement on Form F-4 filed by RhythmOne on January 4, 2018).

(a)(5)(A)	Joint Press Release, issued by YuMe and RhythmOne, dated September 5, 2017, announcing entry into the Agreement and Plan of Merger and Reorganization (incorporated by reference to Exhibit 99.2 on the Current Report on Form 8-K filed by YuMe on September 5, 2017).

(a)(5)(B)	Employee Letter, Employee FAQ, first used on September 5, 2017 (incorporated by reference to YuMe’s filing pursuant to Rule 425 on September 5, 2017).

(a)(5)(C)	YuMe Customer Letters (Advertiser & Publisher), first used on September 5, 2017 (incorporated by reference to YuMe’s filing pursuant to Rule 425 on September 5, 2017).

(a)(5)(D)	Opinion of Deutsche Bank Securities Inc. dated September 4, 2017 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger and Reorganization, dated as of September 4, 2017, among RhythmOne plc, Redwood Merger Sub I, Inc., Redwood Merger Sub II, LLC and YuMe (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by YuMe on September 5, 2017).

(e)(2)	Form of Tender and Support Agreement, dated as of September 4, 2017, between RhythmOne, Purchaser and the stockholder and directors and executive officers of YuMe party thereto (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by YuMe on September 5, 2017).

(e)(3)	Restated Certificate of Incorporation of YuMe (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by YuMe on August 30, 2013).

(e)(4)	Amended and Restated Bylaws of YuMe (incorporated by reference to Exhibit 3.2 of the Quarterly Report on Form 10-Q filed by YuMe on August 30, 2013).

(e)(5)	Form of Indemnity Agreement between YuMe and each of its officers and directors (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 filed by YuMe on July 2, 2013).

(e)(6)	Amended and Restated Indemnification Agreement, dated as of May 24, 2016, between YuMe, Eric Singer and VIEX Capital Advisors LLC and its affiliates (incorporated by reference to Exhibit 10.19 of the Quarterly Report on Form 10-Q filed by YuMe on November 8, 2017).

(e)(7)	2004 Stock Plan, as amended, and forms of stock option, stock option exercise agreement and restricted stock purchase agreement (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 filed by YuMe on July 2, 2013).

Exhibit No.	Description

(e)(8)	2013 Equity Incentive Plan and forms of stock option award agreement, stock option exercise agreement and restricted stock unit award agreement (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1/A filed by YuMe on July 25, 2013).

(e)(9)	Executive Severance Plan (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by YuMe on February 17, 2015).

Annex A	Opinion of Deutsche Bank Securities Inc. dated September 4, 2017.

Annex B	Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YUME, INC.

By:	/s/ Paul Porrini
Name: Paul Porrini, Chief Executive Officer

Dated: January 4, 2018

ANNEX A

September 4, 2017

Board of Directors

YuMe, Inc.

1204 Middlefield Road

Redwood City, CA 94063

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to YuMe, Inc. (the “Company”) in connection with the Agreement and Plan of Merger, dated as of September 4, 2017 (the “Merger Agreement”), by and among RhythmOne plc (“Parent”), Redwood Merger Sub I, Inc., a wholly owned subsidiary of Parent (the “Purchaser”), Redwood Merger Sub II, Inc., a wholly owned subsidiary of Parent (“Merger Sub 2”) and the Company. The Merger Agreement provides, among other things, for an exchange offer (the “Exchange Offer”) for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company pursuant to which Merger Sub 1 will pay consideration for each share of Company Common Stock accepted in the Exchange Offer consisting of (a) $1.70 in cash without interest (the “Cash Consideration”) and (b) 7.325 ordinary shares £0.01 each in the capital of Parent (“Parent Ordinary Shares”) (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). The Merger Agreement further provides, among other things, that, following completion of the Exchange Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Exchange Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each share of Company Common Stock (other than shares held in the treasury of the Company and shares owned by Purchaser, Parent or any wholly-owned Subsidiary of Parent or of the Company) will be converted into the right to receive the Consideration. The Merger Agreement also provides, among other things, that immediately after the consummation of the Transaction, the Company, as the surviving corporation in the Merger will be merged with and into Merger Sub 2 (the “Second Merger”).

You have requested our opinion, as investment bankers, as to the fairness of the Consideration, from a financial point of view, to the holders of the outstanding shares of Company Common Stock, excluding Parent and its affiliates.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company (the “Company Forecasts”). In addition, we reviewed certain forecasts of the amount and timing of certain cost savings and operating efficiencies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We also reviewed certain publicly available financial and other information concerning Parent and certain internal analyses, financial forecasts and other information relating

Board of Directors

YuMe, Inc.

September 4, 2017

to Parent prepared by management of Parent and approved by the Company for our use (the “Parent Forecasts”). We have also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company, Parent and the combined company and with certain senior officers of Parent regarding the business and prospects of Parent and the combined company. In addition, we have (i) reviewe1the reported prices and trading activity for the Company Common Stock and Parent Ordinary Shares, (ii) compared certain financial and stock market information for the Company and Parent with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, Parent or the combined company including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company, Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company, Parent, any of their respective subsidiaries or the combined company (or the impact of the Transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the Company Forecasts, Synergies and Parent Forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company (in the case of the Company Forecasts and Synergies) and Parent (in the case of the Parent Forecasts), as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no

Board of Directors

YuMe, Inc.

September 4, 2017

restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Consideration, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) as of the date hereof. This opinion does not address any other terms of the Transaction, the Second Merger, the Merger Agreement or any other agreement entered into or to be entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of shares of Company Common Stock should tender shares of Company Common Stock pursuant to the Exchange Offer or, if applicable, how any holder of Company Common Stock should vote with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any party to the Transaction, or any class of such persons, in connection with the Transaction, whether relative to the Consideration or otherwise. This opinion does not in any manner address what the value of the Parent Ordinary Shares actually will be when issued pursuant to the Transaction or the prices at which the shares of Company Common Stock, the Parent Ordinary Shares or any other securities will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). The DB Group may provide investment and commercial banking services to Parent, the Company or their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Board of Directors

YuMe, Inc.

September 4, 2017

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Company Common Stock, excluding Parent and its affiliates.

Very truly yours,

/s/ DEUTSCHE BANK SECURITIES INC.

DEUTSCHE BANK SECURITIES INC.

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Delaware Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-5